UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Open Joint Stock Company "Vimpel-Communications"
(Translation of registrant's name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
"VIMPEL-COMMUNICATIONS"
(Registrant)

Date: August 2, 2002

By: ______________________
Name: Jo Lunder
Title: Chief Executive Officer and
General Director

NEW YORK #265723

Annual Report

VimpelCom 2001

BEELINE GSM


500 M

Годовой Отчет

ВымпелКом 2001

Contents

Содержание


GSM

Company Profile

VimpelCom is a leading provider of wireless telecommunications services in Russia, operating under the "Bee Line" family of brand names, which are among the most recognized brand names in Russia. The Group's license portfolio covers approximately 70% of Russia's population (100 million people), including the city of Moscow and the surrounding Moscow region.

Since its inception, VimpelCom has played a key role in the development of the Russian wireless telecommunications industry. VimpelCom introduced two digital cellular communications standards to Russia, was the first major wireless service provider in Russia to offer prepaid card services to its subscribers and was the first wireless service provider in the Moscow license area to actively market its services to the mass market under the "Bee+" brand name.

VimpelCom is a market leader in offering its subscribers some of the latest technology data services, such as wireless "infotainment" services, location-based services, mobile portal and wireless Internet access.

At the end of 2001, VimpelCom's total subscriber base was approximately 2.11 million, with approximately 1.91 million subscribers in the Moscow license area.

VimpelCom was the first Russian company to list its shares on the NYSE in November 1996. VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom was also the first Russian company to sell US SEC-registered convertible notes in July 2000. VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

Информация о компании

ВымпелКом является ведущей российской сервисной компанией в области беспроводной связи, осуществляющей операторскую деятельность под семейством торговых марок "Би Лайн", одной из наиболее широко известных торговых марок России. Лицензии ВымпелКома охватывают территорию, на которой проживает около 100 миллионов человек (приблизительно 70% населения страны), включая Москву и Московскую область.

С самого начала своей деятельности ВымпелКом играет ключевую роль в развитии индустрии беспроводной связи в России. ВымпелКом внедрил в России два цифровых сотовых стандарта, первым среди крупных операторов беспроводной связи вывел на рынок продукт с предоплатой (prepaid) и первым в Москве стал активно продвигать свои услуги на массовый потребительский рынок под торговой маркой «Би+».

ВымпелКом также лидирует на рынке новых продуктов, предлагая своим абонентам самые современные услуги в области передачи данных, включая передачу данных информационного и развлекательного характера, услуги по определению местонахождения объектов, мобильный портал и беспроводной доступ в Интернет.

На конец 2001 года абонентская база ВымпелКома приблизительно насчитывала 2,11 миллионов пользователей, при этом около 1,91 миллионов из них проживают в Москве.

ВымпелКом был первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи (NYSE) в ноябре 1996 года. Американские депозитарные расписки ВымпелКома котируются на NYSE под символом «VIP». ВымпелКом также стал первой российской компанией, разместившей в июле 2000 года свои конвертируемые облигации, зарегистрированные в Комиссии по ценным бумагам и биржам США. Конвертируемые облигации ВымпелКома котируются на NYSE под символом «VIP 05».



Financial Highlights

MARKET SHARE IN MOSCOW

ДОЛИ РЫНКА В МОСКВЕ


51%
MTS
3%
Others
46%
VimpelCom

TOTAL REVENUES
US$ in millions in US GAAP

ОБЩИЕ ДОХОДЫ
в млн. долларов США в стандарте ГААП (США)


427.9
285.7
238.6
1999
2000
2001

(Dollar amounts in thousands, except per share)

(US GAAP)	***2001***	***2000***	***1999***
Operating Results			
Total operating revenues	427,896	285,673	238,637
Net operating revenues (1)	422,602	274,136	226,405
Operating income (loss)	87,150	(74,496)	(29,067)
% net operating revenues	20.6%	(27.2%)	(12.8%)
Net income (loss)	US$ 47,301	US$ (77,801)	US$ (39,596)
% net operating revenues	11.2%	(28.4%)	(17.5%)
Net income (loss) per common share	US$ 1.41	(US$ 2.57)	(US$ 1.71)
Net income (loss) per ADS equivalent (2)	US$ 1.06	(US$ 1.93)	(US$ 1.28)
EBITDA (3)	US$ 148,456	51,993	25,732
%	35.1%	19.0%	11.4%

Consolidated Balance Sheet Data
(Dollar amounts in thousands)

	2001	***2000***	***1999***
Cash, cash equivalents and short-term investments	US$ 145,092	US$ 152,691	US$ 36,112
Working capital (deficit)	52,146	122,270	(38,782)
Property and equipment, net	535,405	356,666	369, 053
Intangible assets, net	70,926	79,649	82,991
Total assets	US$ 925,806	US$ 700,315	US$ 590,095
Total debt including current portion	277,673	222,764	161,338
Total liabilities	417,685	331,692	289,107
Total shareholders' equity	508,121	368,623	300,988

Statistics

	2001	***2000***	***1999***
End of period subscribers			
Moscow License Area	1,911,200	780,100	350,500
The regions (4)	200,300	53,500	21,800
Total subscribers	2,111,500	833,600	372,300
Employees (5)	3,174	1,619	1,443
Market share – Moscow License Area (6)	46%	39%	45%

1. Net operating revenues after deduction of revenue based taxes.
2. Net income (loss) per common share has been adjusted by a factor of 1.33 to determine net income (loss) per ADS equivalent, as each ADS is equivalent to three-quarters of one share of common stock.
3. Operating income before depreciation and amortization.
4. The regions include Samara, Vladimir, Ryzan, Tver, Kaluga, Vologda, Ulyanovsk, Voronezh, Karelia, Yaroslavl, Smolensk, Tula, Lipetsk, Belgorod and Novosibirsk.
5. VimpelCom and its principal subsidiaries.
6. Based on the Company's estimates of active subscribers on its networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area.

Финансовые показатели

(Все величины, кроме доходов на одну акцию, приводятся в тысячах долларов)

ГААП (США)	**2001**	**2000**	**1999**
Результаты операционной деятельности			
Общий операционный доход	427 896	285 673	238 637
Доход от операционной деятельности, нетто (1)	422 602	274 136	226 405
Прибыль от операционной деятельности	87 150	(74 496)	(29 067)
% с дохода от операционной деятельности	20.6%	(27.2%)	(12.8%)
Чистая прибыль (убыток)	US$ 47 301	US$ (77 801)	US$ (39 596)
% с дохода от операционной деятельности	11.2%	(28.4%)	(17.5%)
Чистый доход (убыток) на одну обыкновенную акцию	US$ 1.41	(US$ 2.57)	(US$ 1.71)
Чистый доход (убыток) на одну депозитарную акцию (2)	US$ 1.06	(US$ 1.93)	(US$ 1.28)
EBITDA (3)	US$ 148 456	US$ 51 993	US$ 25 732
%	35.1%	19.0%	11.4%

MOSCOW LICENSE AREA CELLULAR PENETRATION

ПРОНИКНОВЕНИЕ НА РЫНОК СОТОВОЙ СВЯЗИ В МОСКВЕ И МОСКОВСКОЙ ОБЛАСТИ


5.2%
13.3%
27.4%
1999
2000
2001

Данные консолидированного баланса
(в тысячах долларов)

	2001	**2000**	**1999**
Временно свободные средства и краткосрочные инвестиции	US$145 092	US$152 691	US$36 112
Оборотные средства (дефицит)	52 146	122 270	(38 782)
Основные фонды, нетто	535 405	356 666	369 053
Нематериальные активы, нетто	70 926	79 649	82 991
Общая сумма активов	US$925 806	US$700 315	US$590 095
Общая задолженность, включая задолженность за текущий период	277 673	222 764	161 338
Общая сумма обязательств	417 685	331 692	289 107
Акционерный капитал	508 121	368 623	300 988

Статистические данные

	2001	**2000**	**1999**
Количество абонентов в конце года			
Московская лицензионная территория	1 911 200	780 100	350 500
Регионы (4)	200 300	53 500	21 800
Итого абонентов	2 111 500	833 600	372 300
Количество сотрудников (5)	3 174	1 619	1 443
Доля рынка – Московская лицензионная территория (6)	46%	39%	45%

SUBSCRIBER GROWTH IN MOSCOW

РОСТ ЧИСЛА АБОНЕНТОВ В МОСКВЕ


1,911,200
780,100
350,500
1999
2000
2001

1. Чистый доход от операционной деятельности после вычета налогов на доходы.
2. Чистый доход (убыток) на одну обыкновенную акцию был разделен на величину 1,33 для определения чистого дохода на одну американскую депозитарную акцию, так как одна американская депозитарная акция эквивалентна трем четвертям одной обыкновенной акции
3. Определяется как прибыль от операционной деятельности до осуществления амортизационных отчислений.
4. Включены следующие области: Самарская, Владимирская, Рязанская, Тверская, Калужская, Вологодская, Ульяновская, Воронежская, республика Карелия, Ярославская, Смоленская, Тульская, Липецкая, Белгородская и Новосибирская.
5. "ВымпелКом" и его основные дочерние предприятия.
6. Данные основаны на оценке Компанией количества активных абонентов АО "ВымпелКом" и независимых оценках количества активных абонентов других операторов сотовой связи на Московской лицензионной территории.

Letter to Shareholders

Dear Shareholders:

We are pleased to report that 2001 was the best year in VimpelCom's ten-year long history. We returned the Company to profitability in the first quarter of 2001 and improved its financial performance throughout the year. For the year 2001, we reported net revenues of $422.6 million, a 54.2% increase from 2000; EBITDA reached $148.5 million, a 185.5% increase from 2000; EBITDA margin was 35.1%, compared to EBITDA margin of 19.0% in 2000; and net income was $47.3 million, compared to a net loss of $77.8 million in 2000.

In 2001, VimpelCom was one of the biggest success stories in Russian business. After returning to profitability, we intensified our marketing campaigns and achieved record subscriber growth in Moscow. By the end of 2001, we reclaimed the lead in Moscow in gross sales and net subscriber additions and grew our subscriber base in the Moscow license area from 780,100 at the end of 2000 to 1,911,200 at the end of 2001. In the fourth quarter of 2001, VimpelCom set a Moscow market record, adding more than 500,000 subscribers. We began the year with a market share in Moscow of 39.1% and ended 2001 with a market share of 46.5%, according to independent sources.

The benefits of the growth in the Russian economy, following its recovery from the 1998 financial crisis, are reaching tens of millions of people across the country who are now in a position to take advantage of all available telecommunications services. This is reflected in a statement made by the Russian Ministry of Communications that, in 2001 for the first time, total revenues of new operators, mostly cellular companies, exceeded the total revenues generated by traditional fixed line operators.

We believe that the improving economic climate creates a favorable environment for VimpelCom to expand its operations nationwide. In May 2001, in order to make full use of these growth opportunities, we signed a series of agreements to develop the Company's regional license areas outside of Moscow with Alfa Group, a leading Russian financial industrial group which has established successful business operations throughout Russia, and VimpelCom's existing strategic shareholder, Telenor. In November 2001, we consummated the first of three contemplated closings, raising US$103 million from the sale of stock to Alfa Group. The transaction contemplates up to $337 million of investments in the Company's subsidiary, VimpelCom-Region, which was formed to concentrate on the development of the Company's national GSM license portfolio. We began to implement our program of national expansion in the second half of 2001. Between September 2001 and January 2002 we launched GSM networks in 15 major cities throughout Russia. In 2001, our subscriber base outside of Moscow grew by almost four times, from 53,500 to 200,300.

Despite the fact that VimpelCom began providing GSM services in Moscow five years after the incumbent GSM competitor, we believe that in 2001 we achieved superiority in network capacity and increased our lead in product innovation and customer service. VimpelCom's achievements in 2001 were the result of the successful implementation of our long-term strategy aimed at creating and offering the highest quality of product-s and services to subscribers.

We are very encouraged by our subscribers' response to our efforts. On the wave of our successes, we will continue to pursue our customer-driven policy of meeting new challenges in 2002 with the same energy, creativity and dedication as we did in 2001.

We believe we are well positioned to take our business to new heights in 2002: the Russian economy continues to show strength, we have a license portfolio covering 70% of the Russian population, and we have a proven management team and two powerful complementary strategic partners, Telenor of Norway and Alfa Group of Russia. Based on these strengths, we will continue to expand our business and we will create more value for our shareholders.

Augie K. Fabela II
Co-Founder and
Chairman of the Board

Jo Lunder
Chief Executive Officer



Письмо к акционерам

Уважаемые акционеры:

Мы рады сообщить, что 2001 год стал лучшим годом ВымпелКома за всю его десятилетнюю историю. В первом квартале 2001 года компания вновь стала прибыльной и в течение всего года продолжала улучшать свои финансовые показатели. В 2001 году доходы ВымпелКома составили $422,6 миллиона, что на 54,2% выше аналогичного показателя за 2000 год; EBITDA достигла $148,5 миллиона, увеличившись на 185,5% по сравнению с 2000 годом; маржа EBITDA составила 35,1% по сравнению с 19,0% в 2000 году, а чистая прибыль выросла до $47,3 миллиона, в то время как 2000 год компания закончила с чистым убытком в размере $77,8 миллионов.

В 2001 году ВымпелКом стал одной из самых успешных компаний России. После возвращения к прибыльности, ВымпелКом развернул широкую рекламную кампанию, которая привела к взрывному росту его абонентской базы в Москве. ВымпелКом вновь занял лидирующее положение по объему продаж и чистому приросту абонентов, количество которых увеличилось с 780 100 в конце 2000 года до 1 911 200 абонентов на конец 2001 года. В четвертом квартале 2001 года ВымпелКом установил новый рекорд, добавив более полумиллиона абонентов к своей московской сети. В начале 2001 года доля рынка ВымпелКома в Москве была 39,1%, а в конце года согласно информации, полученной от независимых источников, она возросла до 46,5%.

По мере укрепления экономики России после финансового кризиса 1998 года улучшается материальное положение десятков миллионов людей по всей стране. Теперь они могут воспользоваться услугами, предлагаемыми на рынке различными телекоммуникационными компаниями. Это нашло свое отражение в отчете Минсвязи России, где говорится, что в 2001 году впервые доходы новых операторов связи, в основном сотовых компаний, превзошли доходы традиционных операторов проводной связи.

Мы полагаем, что в результате улучшения экономической ситуации создаются благоприятные условия для расширения деятельности ВымпелКома в национальном масштабе. Чтобы полнее использовать эти возможности роста, в мае 2001 года ВымпелКом заключил ряд соглашений о стратегическом партнерстве с Альфа-Групп, ведущим российским финансово-промышленным консорциумом, который занимает лидирующие позиции в различных отраслях российской экономики, а также со своим другим стратегическим партнером, компанией Теленор. В ноябре 2001 года был завершен первый транш сделки с Альфа-Групп, который принес ВымпелКому 103 миллиона долларов за акции, проданные Альфа-Групп. По завершению всей сделки Компания получит до $337 миллионов инвестиций для своего дочернего предприятия ВымпелКом-Регион, созданного для реализации региональных лицензий ВымпелКома стандарта GSM. Во второй половине 2001 года ВымпелКом приступил к реализации своей программы регионального развития и в период между сентябрем 2001 года и январем 2002 года мы запустили сети GSM в 15 субъектах Российской Федерации. В 2001 году наша абонентская база за пределами Москвы возросла почти в четыре раза, с 53 500 по 200 300 абонентов.

Несмотря на пятилетнее отставание от нашего основного конкурента в доступе к стандарту GSM, мы считаем, что в 2001 году мы опередили его в отношении емкости сети и укрепили наше лидирующее положение в сфере абонентского обслуживания и новых продуктов. Достижения ВымпелКома в 2001 году стали возможными благодаря успешной реализации нашей долгосрочной стратегии, нацеленной на создание и предоставление нашим клиентам продуктов и услуг самого высокого качества.

Нас воодушевляет та положительная реакция, с которой потребители отреагировали на наши усилия. На этой волне успеха мы продолжим реализацию своей стратегии, ориентированной на потребителя, и в 2002 году будем решать наши задачи с теми же энергией, творческим подходом и приверженностью делу, какие мы демонстрировали в 2001 году.

Мы считаем, что у нас есть все необходимое для того, чтобы вывести наш бизнес на новую высоту: экономика России на подъеме, портфель лицензий охватывает 70% населения России, у нас проверенная сильная команда менеджеров и два мощных, дополняющих друг друга стратегических партнера, норвежская компания Теленор и российский консорциум Альфа-Групп. Имея такой прочный фундамент, ВымпелКом будет продолжать расширять масштабы своего бизнеса и увеличивать ценность Компании для своих акционеров.

Оги К. Фабела II
Соучредитель и
Председатель Совета директоров

Джо Лундер
Генеральный директор

Wireless Revolution: Moscow growing beyond all expectations

Wireless penetration rate in Moscow is rapidly approaching wireline penetration rate

Беспроводная революция: число абонентов в Москве растет, опережая все прогнозы

Уровень проникновения беспроводной связи в Москве быстро приближается к уровню проводной связи.






БИ ЛАЙН GSM — все возможности
на вашем телефоне!
WAP!
WAP!
COMPAQ



As you look around Moscow you will see a dramatic change in lifestyle and fashion from only a short time ago. The emergence of wireless telecommunications is at the forefront of these changes. People casually talk on their mobile phones in the streets. They talk in buses and trams, in shops and cafes, in their cars and in their apartments. At practically every corner one can see billboards or dealer outlets offering mobile phones and prepaid calling cards. VimpelCom played a significant role in revolutionizing the wireless mass market in Moscow, making mobile phones desirable and affordable to millions of people.

2001 was a year of explosive growth for wireless communications in the Moscow license area. In this area, which has a population of 15,000,000, estimated wireless subscribers more than doubled in 2001 to 4,000,000, reaching a 27% penetration rate.

Даже беглый взгляд позволяет увидеть, какие огромные изменения происходят в последнее время в стиле и образе жизни москвичей. Широкое распространение мобильной связи явилось символом этих перемен. Стало обычным явлением видеть людей на улицах, разговаривающих по мобильному телефону. Эта же картина наблюдается в автобусах и трамваях, магазинах и кафе, в автомобилях, офисах и квартирах. На каждом углу размещены рекламные щиты и открыты магазины дилеров, которые предлагают мобильные телефоны и карточки с предоплатой.. ВымпелКом сыграл значительную роль в этих революционных изменениях, сделав мобильные телефоны желанными и доступными для массового потребителя.

2001 год был годом взрывного роста мобильной связи в Москве и Московской области. Число абонентов сотовой связи в этом регионе с населением в 15 миллионов человек более чем удвоилось, достигнув 4 миллионов, что составляет 27% проникновения.

National Expansion: Next wave of growth

In 2001, wireless penetration in Russia was only 5.3%, compared to 27% in Moscow, 23-60% in Eastern Europe and 70-80% in Western Europe

Следующий этап: рост в национальном масштабе

В 2001 году проникновение беспроводной связи в России составляло лишь 5,3% по сравнению с 27% в Московском регионе, 23-60% в Восточной Европе и 70-80% в Западной Европе




500 M





Although Moscow is the largest and most lucrative single wireless market in Russia, national expansion will provide the greatest potential for future growth as the Russian economy continues to grow.

VimpelCom's license portfolio, which covers 100 million people, or 70% of the Russian population, provides VimpelCom with a tremendous platform for growth. In 2001, after concluding a strategic partnership agreement with Alfa Group and Telenor, VimpelCom started focusing greater resources on becoming the leading nationwide wireless operator in Russia.

Between September 2001 and January 2002, VimpelCom launched GSM networks in 15 major Russian cities, including Nizhny Novgorod, Saratov, Rostov and Novosibirsk. In 2001, VimpelCom's subscriber base in the regions outside of Moscow increased almost four times from 53,500 to 200,300. VimpelCom's strategy is to build a unified nationwide network with the same high quality products and services as in Moscow and to repeat its success in Moscow throughout Russia.

Москва остается самым крупным и наиболее прибыльным рынком беспроводной связи России. Тем не менее, по мере укрепления экономики России, именно расширение деятельности в регионах обеспечит самые большие возможности для будущего роста.

Лицензии ВымпелКома охватывают территории, на которых проживает 100 миллионов человек, 70% населения России, и это дает ВымпелКому огромные возможности для роста. В 2001 году, после заключения соглашения о стратегическом партнерстве с консорциумом Альфа-Групп, ВымпелКом приступил к реализации своей далеко идущей программы превращения в национального оператора сотовой связи.

В период между сентябрем 2001 года и январем 2002 года ВымпелКом запустил в действие сети GSM в 15 регионах России, включая такие крупные города, как Нижний Новгород, Саратов, Ростов и Новосибирск. В 2001 году абонентская база ВымпелКома за пределами Москвы увеличилась почти в четыре раза, с 53 000 до 200 300 абонентов. Стратегия ВымпелКома нацелена на построение единой национальной сети с таким же, как в Москве, высоким качеством продуктов и услуг. Это должно привести к повторению успеха, достигнутого в Москве, в общероссийском масштабе.

Why More People Choose Bee Line: Quality and innovation

VimpelCom received the "Telecom Company of the Year 2001" award from "Kompania", a leading Russian business weekly publication

Почему все большее число людей выбирают Би Лайн: качество и инновации

По итогам 2001 года ВымпелКому присуждена премия «Лучшая телекоммуникационная компания года» от ведущего российского делового еженедельника «Компания»






SIEMENS
C35



VimpelCom's "Bee Line" brand name is one of the most valuable assets of the Company. Highly recognized in Russia, we believe that "Bee Line" is associated with high quality, innovation and customer service. VimpelCom regained the lead in the Moscow market using the power of its "Bee Line" brand, creative marketing and:

○ Quality Communications – constant monitoring of service levels with a goal of providing clear, uninterrupted communications;

○ Quality of Customer Service – modern automated 24x7 call center and dedicated customer "concierges" for valuable subscriber groups;

○ Quality in Sales and Distribution – 22 company-owned sales offices, 2,700 dealer points of sale and over 5,200 Bee+ prepaid calling card points of sale in Moscow, new convenient methods of payments ("BeePay" service) including online payments through the Internet, ATM machines and self-service terminals; and

○ Quality and Innovative "User-Friendly" Products – a leader in product innovation, offering wireless Internet access, e-commerce and a variety of "infotainment" services based on SMS, WAP and GPRS platforms as well as our proprietary "BeeOnline" mobile portal.

Торговая марка ВымпелКома «Би Лайн» является одним из самых ценных активов компании. Известная большинству россиян, эта марка ассоциируется с высоким качеством, новациями и прекрасным абонентским обслуживанием. ВымпелКом вернул себе лидирующее положение на рынке Москвы благодаря широкой известности торговой марки «Би Лайн», творческому подходу в маркетинге и концентрации всех усилий на качестве предоставляемых товаров и услуг. ВымпелКом обеспечивает:

○ Высокое качество связи – проводится постоянный мониторинг технических параметров сети, что обеспечивает четкую, бесперебойную связь;

○ Качественное обслуживание абонентов – запущен в эксплуатацию современный автоматизированный центр абонентского обслуживания, работающий 24 часа в сутки 7 дней в неделю; предоставляются услуги персонального менеджера для высокодоходных групп клиентов;

○ Высокое качество сети сбыта – работают 22 офиса продаж, принадлежащих Компании, 2 700 офисов продаж дилерской сети и свыше 5 200 пунктов продаж карточек Би+ в торговых точках Москвы; внедрены новые удобные способы оплаты счетов (услуга «БиПей»), включая возможности оплаты через Интернет, банкоматы и терминалы самообслуживания;

○ Высококачественные новые продукты и услуги – предлагается широкий выбор удобных для абонента новых продуктов, включая беспроводной доступ в Интернет, электронную коммерцию, широкий диапазон информационных и развлекательных услуг на основе технологий SMS, WAP и GPRS, а также собственного мобильного портала «БиОнЛайн».

Russia Growing Strong: Telecoms big beneficiary

In 2001, Russia's GDP grew by 5%, the third consecutive year of growth, and revenues in the Russian telecom industry grew by 40% to $6.4 billion

Экономика России укрепляется: телекоммуникации выигрывают

В 2001 году ВВП России вырос на 5% – это был третий подряд год экономического роста, а доходы телекоммуникационной отрасли выросли на 40%, достигнув $6,4 миллиарда







In 2001, the Russian economy grew for the third consecutive year. Russia's GDP grew by 5% and average income grew by approximately 6%. Russia's trade surplus was $49.7 billion and the Central Bank's reserves increased from $28 billion in 2000 to $36.5 billion at the end of 2001.

Last year, the domestic telecommunications industry was one of the biggest beneficiaries of Russian economic growth. In 2001, total revenues for the Russian telecommunications industry were approximately $6.4 billion, 40.4% higher than in 2000. For the first time, total revenues of new operators, mostly cellular companies, exceeded total revenues generated by traditional fixed line operators, according to the Russian Ministry of Communications.

In 2001, the Russian government launched an important reform program, which includes legal reform, tax reform, new land code, reform of natural monopolies and pension reform. It is expected that the long awaited banking reform will also be started soon. The government has also made protection of minority shareholder rights and corporate governance a priority. Today, Russia offers a more favorable investment and economic growth climate than in previous years.

В 2001 году третий год подряд зафиксирован рост российской экономики. ВВП вырос приблизительно на 5%, а средний доход на 6%. Активное торговое сальдо составило $49,7 миллиардов, а резервы Центрального банка увеличились с $28 миллиардов в 2000 году до $36,5 миллиардов на конец 2001 года.

Индустрия телекоммуникаций, особенно ее новые отрасли, получает значительные выгоды от экономического роста. В 2001 году общий объем выручки в телекоммуникационной отрасли составил $6,4 миллиарда, что на 40,4% больше чем в 2000 году. Впервые доход новых операторов, в основном сотовых компаний, превысил совокупный доход традиционных операторов фиксированной связи.

В 2001 году правительство России приступило к осуществлению важнейшей программы реформ, включая налоговую и судебную реформы, пенсионную реформу и реформу естественных монополий. Ожидается, что скоро начнется реализация и давно назревшей реформы банковского дела. Кроме того, правительство обозначило в качестве приоритетной задачи защиту прав миноритарных акционеров и внедрение кодекса корпоративного управления. Сегодня Россия обеспечивает более благоприятный климат для инвестиций и экономического роста, чем когда-либо в прошлом.

Board of Directors

Senior Management

Совет Директоров

Старший менеджмент



Board of Directors
Совет Директоров

Augie K. Fabela II
Co-Founder and Chairman of the Board

Mikhail M. Fridman
Chairman of the Board, Alfa Group

Gleb G. Fetisov
Former President, Alfa Eco Group

Morten Karlsen-Sorby
Chief Operating Officer, Telenor Mobile Communications

Bjorn Magnus Kopperud
Executive Vice President, Telenor Mobile Communications

Stanislav V. Shekshnya
President, Alfa Eco Telecom
till September, 2001

Terje Thon
Chairman of the Board of the Norwegian newspaper
Dagbladet AS

Henrik Torgersen
Executive Vice President, Telenor

Yevgeny G. Yasin
Former Minister of Economics of the Russian Federation

Оги К. Фабела II
Соучредитель и Председатель Совета директоров

Михаил Маратович Фридман
Председатель Совета директоров «Альфа-Групп»

Глеб Геннадьевич Фетисов
Бывший президент «Альфа-Эко Групп»

Мортен Карлсен-Сорби
Директор по операциям, Теленор

Бьёрн Магнус Копперуд
Исполнительный вице-президент, Теленор

Станислав Владимирович Шекшня
Генеральный директор «Альфа-Эко Телеком»
до сентября 2001 г.

Терье Тун
Председатель Совета директоров норвежской газеты
«Дагбладет»

Хенрик Торгерсен
Исполнительный вице-президент, Теленор

Евгений Григорьевич Ясин
Бывший министр экономики Российской Федерации













Senior Management

Jo Lunder
Chief Executive Officer

Nikolai N. Pryanishnikov
First Vice President – Commercial Director

Alexey M. Mischenko
General Director, Vimpelcom-Region

Maurice H. Worsfold
Chief Financial Officer

Sergei M. Avdeev
Vice President, Network Development

Jere C. Calmes
Vice President, Customer Operations and Product Management

Valery P. Goldin
Vice President, International and Investor Relations

Valery V. Frontov
Vice President, Licensing

Andrey P. Kuznetsov
Vice-President, Information Technology

Mikhail V. Yakovlev
Sales Director

Olga N. Turischeva
Marketing Director

Marina V. Novikova
Human Resources Director

Elena A. Shmatova
Treasury Director

Georgy V. Silvestrov
Compliance Officer and Secretary of the Board

Старший менеджмент

Джо Лундер
Генеральный директор

Николай Николаевич Прянишников
Первый вице-президент – коммерческий директор

Алексей Михайлович Мищенко
Генеральный директор «Вымпелком-Регион»

Морис Уорсфолд
Главный финансовый директор

Сергей Михайлович Авдеев
Вице-президент по сетевому развитию

Джери Калмес
Вице-президент по абонентским операциям и управлению продуктами

Валерий Павлович Гольдин
Вице-президент по международным связям и отношениям с инвесторами

Валерий Вячеславович Фронтов
Вице-президент, директор по обеспечению операторской деятельности

Андрей Павлович Кузнецов
Вице-президент, Директор по информационным технологиям

Михаил Вячеславович Яковлев
Директор по продажам

Ольга Николаевна Турищева
Директор по маркетингу

Марина Владимировна Новикова
Директор по работе с персоналом

Елена Александровна Шматова
Директор казначейства

Георгий Владимирович Сильвестров
Главный юрисконсульт, Секретарь Совета директоров



The Legacy of VimpelCom: Founders' pioneering spirit

VimpelCom's Founder Dr. Dmitri B. Zimin (Honorary President who retired as CEO in 2001) and Co-Founder Augie K. Fabela II (Chairman of the Board) led VimpelCom from its inception in 1992, to its history-making step of becoming the first Russian company to be listed on the New York Stock Exchange in 1996, to becoming the third largest telecommunications company in Russia in 2001. Our founders have inspired the Company's transparency, strong corporate governance, quality, innovation and a pioneering spirit – values and characteristics that have made VimpelCom unique in Russia.

Наследие ВымпелКома: новаторский дух учредителей

Учредитель ВымпелКома д-р Д.Б. Зимин (Почетный Президент, оставивший пост генерального директора в 2001 г.) и соучредитель О.К. Фабела II (Председатель Совета директоров) возглавляли Компанию с момента ее основания в 1992 году. Они привели ее к историческому достижению 1996 года, когда ВымпелКом стал первой российской компанией, включенной в листинг Нью-Йоркской фондовой биржи, и к положению третьей по величине крупнейшей телекоммуникационной компании России в 2001 году. Они являются инициаторами принятия таких ценностей и принципов, как приоритет высокого качества, новаторский дух, прозрачность бизнеса и высокий уровень корпоративного управления, которые сделали Компанию уникальным явлением в современной России.

Corporate Information
Корпоративная информация

Legal Advisers
Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Independent Auditors
Ernst & Young (CIS) Limited

Depositary Bank
The Bank of New York

CUSIP # 68370R109

Custodian Bank
ING Bank Eurasia

Primary Trading Information
NYSE: VIP (ADS)
VIP 05 (Convertible Bonds)

Юрисконсульт
Эйкин, Гамп, Страус, Хауэр энд Фелд Л.Л.П.

Независимый аудитор
Эрнст энд Янг (СНГ) Лимитед

Банк-депозитарий
Бэнк оф Нью-Йорк

CUSIP #68370R109

Банк-хранитель в России
ИНГ Банк Евразия

Символ на бирже
Нью-Йоркская фондовая биржа: VIP (АДА)
VIP 05 (конвертируемые облигации)

Requests for Corporate Information
Справки по корпоративным вопросам

VimpelCom
10, 8 Marta Street
Moscow, Russia 125083
Tel: +7(095) 974-5888
Fax: +7(095) 721-0017
vgoldin@vimpelcom.com
www.vimpelcom.com

Edelman Financial Worldwide
1500 Broadway
New York, N.Y 10036 – 4015
Tel: +1 (212) 768-0550
Fax: +1 (212) 704-0128
www.edelman.com

ВымпелКом
ул. 8 Марта, 10
Москва 125083 Россия
Тел: +7 (095) 974-5888
Факс: +7 (095) 721-0017
vgoldin@vimpelcom.com
www.vimpelcom.com

Эдельман Файнэншиал Уорлдвайд
Бродвей, 1500
Нью-Йорк, Нью-Йорк 10036 – 4015
Тел: +1 (212) 768-0550
Факс: +1 (212) 704-0128
www.edelman.com

All information contained herein is qualified in its entirety by reference to VimpelCom's Annual Report on Form 20-F which will be filed with the U.S. Securities & Exchange Commission by June 30, 2002 pursuant to Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

Financial Information

Contents

Публикуемое ниже подробное описание финансового состояния Компании приводится только на английском языке, поскольку оно базируется на консолидированной финансовой отчетности, рассчитанной в соответствии с принятыми в США (но не введенными в России) принципами бухгалтерского учета ГААП.

Summary Consolidated Financial Data

The following summary consolidated statement of operations data and consolidated balance sheet data present a summary of VimpelCom's historical consolidated financial information at December 31, 2001, 2000 and 1999, and for the years then ended and are derived from VimpelCom's consolidated financial statements and related notes, which have been audited by Ernst & Young (CIS) Limited and are included elsewhere in this Annual Report. The summary financial data set forth below should be read in conjunction with the consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Years ended December 31,		
	2001	**2000**	**1999**
	(in thousands of U.S. dollars, except per share and per ADS amounts)		
Consolidated statement of operations data:			
Operating revenues:			
Service revenues and connection fees	US$383,321	US$252,333	US$206,542
Sales of handsets and accessories	43,228	32,031	31,457
Other revenues	1,347	1,309	638
Total operating revenues	427,896	285,673	238,637
Less revenue-based taxes	(5,294)	(11,537)	(12,232)
Net operating revenues	422,602	274,136	226,405
Operating expenses:			
Service costs	72,942	60,913	56,779
Cost of handsets and accessories sold	38,626	34,443	37,103
Cost of other revenues	120	157	242
Selling, general and administrative expenses	149,052	108,482	88,704
Depreciation and amortization	61,306	60,022	54,799
Impairment of long-lived assets	–	66,467	–
Provision for doubtful accounts	13,406	18,148	17,845
Total operating expenses	335,452	348,632	255,472
Operating income (loss)	87,150	(74,496)	(29,067)
Other income and expenses:			
Interest income	5,733	4,039	1,756
Other (expense) income	(481)	2,152	565
Gain (loss) on trading securities	420	(44)	905
Interest expense	(26,865)	(21,089)	(16,074)
Net foreign exchange loss	(110)	(2,661)	(2,572)
Total other income and expenses	(21,303)	(17,603)	(15,420)
Income (loss) before income taxes and minority interest	65,847	(92,099)	(44,487)
Income tax expense (benefit)	18,539	(14,343)	(5,564)
Minority interest in net earnings of subsidiaries	7	45	673
Net income (loss)	US$47,301	US$(77,801)	US$(39,596)
Weighted average common shares outstanding	33,642	30,264	23,181

	Years ended December 31,		
	2001	2000	1999
	(in thousands of U.S. dollars, except per share and per ADS amounts)		
Net income (loss) per common share	US$1.41	US$(2.57)	US$(1.71)
Net income (loss) per ADS equivalent (1)	US$1.06	US$(1.93)	US$(1.28)
Weighted average diluted shares	40,068	30,264	23,181
Diluted net income (loss) per common share (2)	US$1.18	US$(2.57)	US$(1.71)
Diluted net income (loss) per ADS equivalent (2)	US$0.89	US$(1.93)	US$(1.28)
Dividends per share	–	–	–
Other data:			
EBITDA (3)	US$148,456	US$51,993	US$25,732
As % of net operating revenues	35.1%	19.0%	11.4%

(1) Each American Depositary Share ("ADS") is equivalent to three-quarters of one share of common stock.

(2) Diluted net income per common share and ADS equivalent includes dilution for all shares of our convertible preferred stock in the periods when these shares had a dilutive effect (the year ended December 31, 2001). Our senior convertible notes and employee stock options were not included in the computations of diluted earnings per share because they would not have a dilutive effect for the periods presented.

(3) EBITDA, which represents operating income (loss) before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets of US$66.5 million in the fourth quarter of 2000, should not be considered in isolation as an alternative to net income (loss), operating income (loss) or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. The performance that EBITDA measures excludes our need to replace our capital equipment over time.

	At December 31,		
	2001	2000	1999
Consolidated balance sheet data:		(in thousands of U.S. dollars)	
Cash, cash equivalents and short-term investments	US$145,092	US$152,691	US$36,112
Working capital (deficit)	52,146	122,270	(38,782)
Property and equipment, net	535,405	356,666	369,053
Intangible assets, net	70,926	79,649	82,991
Total assets	925,806	700,315	590,095
Total debt including current portion (1)	277,673	222,764	161,338
Total liabilities	417,685	331,692	289,107
Total shareholders' equity	US$508,121	US$368,623	US$300,988

(1) Includes bank loans, equipment financing, capital lease obligations and senior convertible notes.

SUMMARY OPERATING DATA

The following summary operating data at December 31, 2001, 2000 and 1999 and for the years then ended have been derived by VimpelCom and from independent sources that VimpelCom believes to be reliable. The summary operating data set forth below should be read in conjunction with VimpelCom's consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	At December 31,		
	2001	***2000***	***1999***
Selected industry operating data:			
Estimated population of Moscow license area (1)	15,001,800	15,001,800	15,038,700
Estimated Moscow license area subscribers (2)	4,110,200	1,993,600	785,000
Estimated Moscow license area penetration rate (3)	27.4%	13.3%	5.2%
Selected operating data:			
End of period subscribers:			
Moscow license area	1,911,200	780,100	350,400
The regions (4)	200,300	53,500	21,700
Total subscribers	2,111,500	833,600	372,100
Market share of total Moscow license area subscribers (2)	46.5%	39.1%	44.6%
Estimated coverage of Moscow license area (sq. km) (5)			
D-AMPS	39,700	39,700	37,400
GSM	46,500	44,200	34,000
Monthly average minutes of use per user ("MOU") (6)	105	91	137
Monthly average revenue per subscriber ("ARPU") (7)	US$26	US$37	US$99
Churn rate (8)	23.0%	34.0%	25.0%
Number of operational base stations:			
D-AMPS	318	318	302
GSM	1,072	735	485

(1) The Moscow license area includes the City of Moscow and the area constituting the Moscow region. Population statistics for 1999 and 2000 were published by the Russian State Statistics Committee ("Goskomstat"). As no reliable population statistics are available for 2001, the population figure for 2001 is shown as the same as for 2000 and has been used to derive penetration rates.

(2) Based on our estimates of active subscribers (namely, contract subscribers who have made payments in the last two months and prepaid subscribers who have used their phone in the last six months) on our networks and independent estimates of active subscribers on the networks of the other wireless telecommunications providers in the Moscow license area. Published data on the number of subscribers of other mobile wireless service providers may differ from each other and from our data because of the varying methodologies of accounting for active and inactive subscribers.

(3) Total estimated Moscow license area subscribers expressed as a percentage of the estimated population of the Moscow license area.

(4) Represents the total number of GSM and AMPS/D-AMPS subscribers in the regions outside of the Moscow license area, including subscribers on networks of some of our subsidiaries and affiliates.

(5) The Moscow license area is approximately 47,000 square kilometers.

(6) Monthly average MOU is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding roamers that are not our subscribers) by the average number of subscribers during the month.

(7) Monthly ARPU is calculated for each month in the relevant period by dividing our service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month.

(8) We use churn rate to mean the total number of subscribers disconnected from our network in a given period expressed as a percentage of the midpoint of the number of our subscribers at the beginning and end of that period. Migration of our subscribers from our D-AMPS network to our GSM network, as well as migration between tariff plans were technically recorded as churn, therefore increasing the churn rate recorded in 2000 and 2001, although we did not lose these subscribers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the consolidated financial condition and results of operations as of December 31, 2001 and for the years ended December 31, 2001, 2000 and 1999 for Open Joint Stock Company "Vimpel-Communications" ("VimpelCom"), together with its majority-owned subsidiaries Open Joint Stock Company KB Impuls, Closed Joint Stock Company RTI Service-Svyaz, Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start, VC ESOP N.V., Vimpelcom Finance B.V. and its wholly-owned subsidiary VimpelCom B.V., VimpelCom-Region and its majority-owned subsidiaries Closed Joint Stock Company Cellular Company, Open Joint Stock Company Mobile Communication Center – Tula, Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Kaluga, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The consolidated VimpelCom group also includes the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited. The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). This discussion contains forward-looking statements that involve risks and uncertainties. VimpelCom's actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in the "Risk Factors" described in VimpelCom's Annual Report on Form 20-F for the year ended December 31, 2001, which was filed with the U.S. Securities and Exchange Commission in April 2002.

OVERVIEW

We are a leading provider of wireless telecommunications services in Russia, operating under the "Bee Line" family of brand names. Bee Line is one of the most recognized brand names in Russia. Currently, our primary market is the Moscow license area, which comprises the City of Moscow and the Moscow region. Based on independent estimates of the number of subscribers of our competitors in the Moscow license area, we estimate that our market share in the Moscow license area was 46.5% at the end of 2001, a significant improvement from our estimated market share of 39.1% reported at the end of 2000. In addition, we are now accelerating the development of our national GSM footprint by expanding our GSM service areas to regions outside of Moscow.

Our GSM licenses permit us to operate wireless networks in areas populated by approximately 100 million people, or approximately 70% of the Russian population. Our GSM license portfolio, consisting of five licenses, covers the Moscow license area and 50 administrative regions in the Russian Federation. In addition, we hold 10 licenses to operate AMPS/D-AMPS networks. We are principally a GSM operator and our AMPS/D-AMPS subscribers are continuing to migrate to our GSM networks. We market our AMPS/D-AMPS services as a lower cost alternative to our GSM services.

As of December 31, 2001, we had approximately 2,111,500 subscribers on all of our wireless networks, of which approximately 1,911,200, or 91%, were in the Moscow license area and approximately 200,300, or 9%, were in the regions outside Moscow. GSM subscribers constituted approximately 86% of our subscriber base in the Moscow license area and approximately 81% of our overall subscriber base as of December 31, 2001. Primarily as a result of our innovative sales and marketing efforts, we increased our subscriber base in the Moscow license area by 123% in 2000 and by 145% in 2001. During the same periods, we increased our subscriber base in the regions outside of Moscow by 145% and 274%, respectively. As of March 20, 2002, we had approximately 2,602,900 subscribers on all of our wireless networks, with approximately 2,331,800 million, or 90%, in the Moscow license area and approximately 271,100, or 10%, in the regions outside Moscow.

In 1998, we were the first major wireless services provider in Russia to offer prepaid card services to our subscribers. In 1999, we became the first wireless services provider in the Moscow license area to actively market our services to the mass market and we invested heavily in the acquisition of these subscribers. Following the success of our mass market growth strategy, we are now actively marketing our improved GSM products and services to large corporations, small and medium-sized businesses and high income individuals, and we are beginning to see our share of these market segments grow. In all segments of our business, we benefit significantly from the strengths and expertise of our two strategic partners, Telenor and Alfa Group. Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock and Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock. Alfa Group also owns 25% plus one share of the voting capital stock of VimpelCom-Region, which we formed to concentrate on the development of our regional GSM license portfolio.

HISTORY

We commenced commercial operations in June 1994. In November 1996, we completed the initial public offering of our ADSs, each representing three-quarters of one share of our common stock. Our ADSs are listed on The New York Stock Exchange, or NYSE, under the symbol "VIP". Convertible notes issued by our indirect subsidiary VimpelCom B.V. are listed on the NYSE under the symbol "VIP 05." We were the first Russian company since 1917 to be listed on the NYSE and are currently only one of five Russian companies listed on the NYSE.

Telenor, which is Norway's leading telecommunications company and one of the leading foreign investors in the Russian telecommunications industry, became our strategic partner in December 1998. Telenor has brought to our alliance valuable experience in developing and implementing wireless voice and data services and sophisticated marketing techniques. We have benefited in particular from the support they have given us in the areas of key personnel, product and technology development and mass market expertise.

Alfa Group became our strategic partner in May 2001. Alfa Group's extensive operations throughout the regions of Russia, combined with its position as one of Russia's largest financial industrial groups, make it an ideal partner for us in connection with our transformation into a nationwide wireless operator. Alfa Group was formed in Russia in July 1988 and is involved in the Russian banking, insurance, asset management, oil and gas, commodities trading, retailing and real estate sectors. In particular, through Alfa Bank, one of the largest banks in Russia, Alfa Group is active in the regions of Russia outside of Moscow.

We believe that the combination of Telenor's expertise in wireless telecommunications and Alfa Group's extensive knowledge of the regions, together with their capital investments, is the basis for a unique and complementary strategic partnership and a strong platform on which we can continue to build one of Russia's leading nationwide wireless operators.

REVENUES

We generate our revenues from providing wireless telecommunications services and selling handsets and accessories. Our primary sources of revenues consist of:

- ***Service revenues.*** Our service revenues include monthly contract fees, airtime charges from contract and prepaid subscribers, roaming charges and charges for value-added services such as voice mail and call waiting. In the past, connection fees were a notable component of our revenues but have declined in importance and are not likely to be significant going forward. In response to competitive factors, we have reduced or eliminated most connection fees. We intend to evaluate the competitive environment in the regions in determining whether to charge connection fees to our regional subscribers. Service revenues and connection fees constituted approximately 90.7%, 92.0% and 91.2% of our net operating revenues for 2001, 2000 and 1999, respectively.

- ***Sales of handsets and accessories.*** We sell wireless handsets and accessories to dealers and our subscribers for use on our networks. Sales of handsets and accessories constituted approximately 10.2%, 11.7% and 13.9% of our net operating revenues in 2001, 2000 and 1999, respectively.

We offer both contract and prepaid services and currently market our "Bee Line" products and services under our "Bee Line," "Bee Line GSM" and "Bee+" brand names. During 2001, we derived the majority of our revenues from our GSM products.

During 2001, we recognized a rapid revenue increase from roaming services. Our roaming revenues generated by our subscribers were US$31.2 million in 2001 and US$17.3 million in 2000. Our roaming revenues received from other wireless services operators for providing roaming services to their subscribers were US$46.5 million in 2001 and US$31.3 million in 2000. Overall roaming revenues represented 18.4% of our net operating revenues in 2001 and 17.7% of our net operating revenues in 2000. Our increases in roaming service revenues were primarily due to improved and expanded coverage and a greater number of roaming partners. In the future, we expect that our roaming revenues from wireless users visiting the Moscow license area will increase and that our regional operations outside of the Moscow license area will account for a greater percentage of our total roaming revenues.

Our churn rate was 23.0% in 2001, 34.0% in 2000 and 25.0% in 1999. We believe that the improvement in our churn rate in 2001 compared to 2000 was largely due to increased subscriber satisfaction as well as declines in the migration of Moscow license area subscribers from our D-AMPS network to our GSM network and the migration between tariff plans, each of which was technically recorded as churn, although we did not lose these subscribers. We do not reflect prepaid subscribers as churn unless they have not used their phones within a period of six months.

Our average minutes of use, of MOU, per subscriber in 2001 was 105.3 minutes, a growth of approximately 16.2% compared to 90.6 minutes reported in 2000. This increase reflected the growth in airtime usage in 2001 in several segments of our subscriber base. Our monthly average revenue per user, or ARPU, for 2001 was approximately US$26.2, a 29.6% decline from US$37.2 reported for 2000. The decline in ARPU in 2001 compared to 2000 was primarily due to increased competition, which resulted in the reduction of tariffs, and a change in our subscriber mix.

Our average MOU per subscriber stabilized for our GSM subscribers during the course of 2000 and 2001 as we have undertaken initiatives to attract "heavy" users to our GSM network. In contrast, ARPU and MOU per subscriber declined significantly for our D-AMPS subscribers in 2000 and 2001. These declines were primarily attributable to increased competition, which resulted in the reduction of tariffs. These declines were also due in part to our continuing mass marketing strategy that tends to attract lower use subscribers, as well as migration from our D-AMPS to our GSM network of business users, which typically have greater MOU per subscriber. We expect that our MOU and ARPU will decline as the wireless penetration rate increases, and as we continue to expand in the regions. See " – Expenses – Impairment Charges" below.

EXPENSES

We have two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs include interconnection and traffic costs, other transport costs, telephone line rental costs, roaming expenses and charges for connection to special lines such as 911. An increasing number of our subscribers are using 10 digit federal telephone numbers, which creates a cost advantage for us. In 1998, we began offering our subscribers in the Moscow license area the option of receiving a 10 digit federal telephone number as an alternative to receiving a more expensive, local Moscow telephone number. Our costs for use of seven digit local Moscow telephone numbers consist of a flat monthly line rental and usage fee based on traffic. In contrast, for the use of federal telephone numbers, we currently pay a much lower cost for usage based on traffic and no monthly line rental fee, resulting in significantly lower service costs with respect to our subscribers using federal telephone numbers. A higher portion of our subscribers using federal telephone numbers has helped decrease our service costs per subscriber and our service margin improved to 81.0% in 2001 from 75.9% in 2000 and 72.5% in 1999.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represent the amount that we pay for such equipment. We purchase handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks. Although we continued to subsidize handsets and accessories sales in 2000 in order to encourage the use of our networks, we significantly reduced these subsidies in 2000 to US$2.4 million or 7.0% of the cost as compared to US$5.6 million or 15.2% of the cost in 1999. In 2001, we recorded a profit of US$4.6 million on the sale of handsets and accessories.

Operating Expenses

In addition to costs of services and equipment, our operating expenses include:

Selling, general and administrative expenses

Our selling, general and administrative expenses include:

- dealers' commissions;
- marketing and advertising expenses;
- salaries and outsourcing costs, including related social contributions required by Russian law;
- rent, including lease payments for base stations;
- utilities;
- repair and maintenance expenses; and
- other miscellaneous expenses, such as insurance, taxes and accounting, audit, license and legal fees.

Marketing and sales-related expenses comprise a large portion of our selling, general and administrative expenses and consist of advertising expenses, expenses for printing materials and dealers' commissions. In 2000, we experienced a significant increase in our total subscriber acquisition costs (which include advertising expenses, dealers' commissions and handset subsidies) from US$38.8 million in 1999 to US$45.6 million in 2000. However, on a per subscriber basis, our acquisition costs decreased in 2000 to US$74 per subscriber from US$137 in 1999. This reduction of 46% in the per subscriber acquisition cost was due to the continuing increase in the number of our subscribers, which was accompanied by a relatively modest increase in advertising expenses, a decrease in average dealers' commissions per new subscriber and a decrease in handset subsidies. In 2001, our total subscriber acquisition costs were US$57.4 million and our total acquisition costs per subscriber fell to US$37.6, primarily due to an increasing percentage of sales through our own offices, a decrease in average dealers' commissions per new subscriber in the beginning of the year and more efficient advertising. During 2000 and 2001, we made certain improvements in our distribution network and increased the number of our sales offices and points of sale. In the first quarter of 2001, we acquired the "Mobile Center" dealer network, one of the largest retail dealer networks in Moscow, for approximately US$3.2 million. This acquisition added 12 additional dealer offices to our distribution network. We expect that our subscriber acquisition costs will slightly increase in 2002 primarily as a result of greater advertising costs per new subscriber.

Depreciation and amortization expenses

We depreciate the capitalized costs of our tangible assets, which consist primarily of equipment and buildings owned by us and equipment under capital leases. In addition, we historically have amortized our intangible assets, which consist primarily of purchases of telephone line capacity for seven digit Moscow telephone numbers, frequency allocations under certain of our GSM license amendments and goodwill. Starting January 1, 2002, goodwill is no longer being amortized and is subject to an annual impairment test. See " – Recent Accounting Pronouncements" below. Intangible assets constituted 7.7% of our total assets and 14.0% of shareholders' equity as of December 31, 2001. The amortization period for intangible assets relating to our GSM licenses is equal to the term of the licenses. In contrast to Moscow telephone numbers, we currently do not have to purchase telephone line capacity for federal telephone numbers. In the future, we expect that an increasing portion of our subscriber base will use federal numbers. Consequently, we do not expect to experience increased amortization expense for telephone line capacity purchases despite the anticipated growth in our subscriber base. In 2000, the total additions to fixed assets (including equipment under construction) amounted to approximately US$93.2 million, which included US$60.8 million for purchases of network equipment (including other telephone equipment and network equipment acquired under financing agreements) primarily for our GSM networks. In 2001, the total additions to fixed assets (including equipment under construction) amounted to approximately US$212.9 million, which included US$152.7 million for purchases of network equipment (including other telephone equipment and network equipment acquired under financing agreements) primarily for our GSM networks.

In our efforts to improve GSM coverage and expand our network, we installed an additional 250 GSM base stations in 2000, bringing our total from 485 stations in 1999 to 735 in 2000. As of December 31, 2001, we had 1,108 GSM base stations and 1,449 total base stations. The additional number of base stations caused our total depreciation and amortization expenses to increase by 2.1% in 2001 compared to 2000 and increase by 9.5% in 2000 compared to 1999.

Impairment Charges

Based upon a comprehensive review of long-lived assets, we determined that as of December 31, 2000, our telecommunications D-AMPS network equipment in the Moscow license area and certain of our software licenses from the vendor of the equipment were impaired. The impairment was in large part due to the fast pace of our GSM network expansion and the faster than anticipated rate of migration of our customers from our D-AMPS network to our GSM network. This migration started in the second half of 2000. Accordingly, revised revenue forecasts for the D-AMPS network for the coming years are based on a lower number of subscribers. The estimate of the fair value of our D-AMPS assets was based on the present value of expected future cash flows using a discount rate of 20%. We recorded an impairment charge of US$66.5 million (US$43.2 million net of related tax adjustments), including US$61.0 million in respect of equipment and US$5.5 million in respect of licenses classified as intangible assets on our consolidated balance sheets. The amount of the impairment charge represented the difference between net book value of D-AMPS assets and their fair value, determined as mentioned above. We will continue to operate the D-AMPS network, targeting mostly mass market consumers. Reflecting this write-down, our total net loss for 2000 was US$77.8 million. This one time non-cash write-down did not affect EBITDA. EBITDA represents operating income (loss) before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets of US$66.5 million in 2000, and should not be considered in isolation as an alternative to net income (loss), operating income (loss) or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless industry. The performance that EBITDA measures excludes our need to replace our capital equipment over time.

Provision for doubtful accounts. We include in our operating expenses an estimate of the amount of our accounts receivable that will ultimately be uncollectable. We base the estimate on historical data and other relevant factors, such as the financial condition of the Russian economy as a whole.

Net operating revenues and EBITDA. 2000 was fundamental in preparing the groundwork for our objective of returning to profitability. During 2000, after excluding the effect of the one-time, non-recurring impairment charges related to our AMPS/D-AMPS network, we improved our financial results primarily by increasing our subscriber base and increasing subscriber use of low-cost federal numbers, which resulted in lower service costs. This combination of factors contributed to 21.1% growth in net operating revenues in the year ended December 31, 2000 compared to the year ended December 31, 1999, an increase in gross margin from 58.4% for the year ended December 31, 1999 to 65.2% for the year ended December 31, 2000, a 72.4% decrease in operating loss in 2000 compared to 1999 (after excluding the effect of one time non-recurring impairment charges), doubling of EBITDA from US$25.7 million for the year ended December 31, 1999 to US$52.0 million for the year ended December 31, 2000 and growth of EBITDA as a percentage of our net operating revenues from 11.4% for the year ended December 31, 1999 to 19.0% for the year ended December 31, 2000. 2000 was also characterized by our efforts to increase revenues by expanding our operations outside of the Moscow license area, a practice that we continued in 2001 and intend to continue during 2002.

In the year ended December 31, 2001, we became profitable. Our net operating revenues increased 54.2% in 2001 compared to 2000. EBITDA increased from US$52.0 million for 2000 to US$148.5 million for 2001, and EBITDA as a percentage of our net operating revenues grew from 19.0% in 2000 to 35.1% in 2001. Growth in EBITDA in 2001 compared to 2000 was primarily due to an increase in our revenues with a lower increase in corresponding costs.

RESULTS OF OPERATIONS

The tables below show, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues.

	Year Ended December 31,		
	2001	***2000***	***1999***
Consolidated statement of operations data			
Operating revenues:			
Service revenues and connection fees	90.7	92.0	91.2
Sales of handsets and accessories	10.2	11.7	13.9
Other revenues	0.3	0.5	0.3
Total operating revenues	101.2	104.2	105.4
Less revenue-based taxes	(1.2)	(4.2)	(5.4)
Net operating revenues	100.0	100.0	100.0
Operating expenses:			
Service costs	17.3	22.2	25.1
Cost of handsets and accessories sold	9.1	12.6	16.3
Cost of other revenues	–	0.1	0.1
Selling, general and administrative expenses	35.3	39.6	39.2
Depreciation and amortization	14.5	21.9	24.2
Impairment of long–lived assets	–	24.2	–
Provision for doubtful accounts	3.2	6.6	7.9
Total operating expenses	79.4	127.2	112.8
Operating income (loss)	20.6	(27.2)	(12.8)

	Year Ended December 31,		
	2001	***2000***	***1999***
Other income and expenses:			
Interest income	1.4	1.5	0.8
Other income	(0.1)	0.8	0.2
Gain on trading securities	0.1	–	0.4
Interest expense	(6.4)	(7.7)	(7.1)
Net foreign exchange loss	–	(1.0)	(1.1)
Total other income and expenses	(5.0)	(6.4)	(6.8)
Income (loss) before income taxes and minority interest	15.6	(33.6)	(19.6)
Income tax expense (benefit)	4.4	(5.2)	(2.5)
Minority interest in net earnings of subsidiaries	–	–	0.4
Net income (loss)	11.2	(28.4)	(17.5)

U.S. Statement of Financial Accounting Standard, or SFAS, No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires companies to provide certain information about their operating segments. Our company now has two reportable segments – the Moscow license area and the regions outside of the Moscow license area. Our management decided to organize our segments based on geographical areas. Our management analyzes the reportable segments separately because of different economic environments and the different stages of development of markets of wireless telecommunications services in different geographic areas, which require different investment and marketing strategies. The Moscow license area is a more developed market for our company's services compared to the regions outside of the Moscow license area. The regions outside of the Moscow license area were identified as a reportable segment in the year ended December 31, 2001 in accordance with the quantitative thresholds established in SFAS No. 131. In the discussion below, financial information by reportable segment for the year ended December 31, 2000 is only given for comparative purposes. In the year ended December 31, 1999, operations in the regions outside of the Moscow license area were not material. For more information on our reportable segments, please see Note 20 to the consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 54.2% to US$422.6 million in 2001 from US$274.1 million in 2000. Our total operating revenues increased by 49.8% to US$427.9 million from US$285.7 million in 2000. Total operating revenues from our Moscow license area operations increased by 46.1% to US$416.9 million in 2001 from US$285.4 million in 2000. Total operating revenues from our operations in the regions increased by 5,400.0% to US$11.0 million in 2001 from US$0.2 million in 2000. Revenues from our Moscow license area operations constituted 97.4% of our total operating revenues in 2001 and 99.9% of our total operating revenues in 2000. Revenue growth was primarily due to the overall increase in the number of our subscribers and an increase in roaming revenues.

Service revenues and connection fees increased by 51.9% to US$383.3 million in 2001 from US$252.3 million in 2000. Our revenue-based taxes decreased in 2001 as a result of changes in Russian legislation that reduced the rate of revenue-based taxes from 4% to 1% effective January 1, 2001. Gross revenues from sales of handsets and accessories in 2001 increased 35.0% to US$43.2 million from US$32.0 million in 2000, primarily due to an increased number of sales offices following our acquisition of MSS-Start and an increase in sale of SIM cards. As a percentage of net operating revenues, sales of handsets and accessories decreased to 10.2% in 2001 from 11.7% in 2000, as our service revenues increased at a faster rate than our revenues from sales of handsets and accessories.

We believe that service revenues will continue to increase in 2002 primarily as a result of continued growth in our subscriber base and roaming revenues. We also expect that our service revenues will continue to grow at a faster rate in the regions than in the Moscow license area. It is likely that our ARPU will fall as the penetration rate increases and we continue to expand our subscriber base in the regions. We expect revenues from sales of handsets and accessories to remain stable to the extent that economic conditions remain stable and our subscriber base continues to increase.

Operating Expenses

Service costs. Our service costs increased approximately 19.7% to US$72.9 million in 2001 from US$60.9 million in 2000. Our service costs grew at a slower rate than revenues, which led to an improvement in our gross margin from 65.2% in 2000 to 73.6% in 2001. The slower growth in service costs was primarily due to more efficient cost controls and improved interconnect agreements with telephone line providers. As a percentage of net operating revenues, our service costs decreased to 17.3% in 2001 from 22.2% in 2000. This was due in part to the increased use of federal numbers by our subscribers. We pay no monthly rental fee and incur much lower interconnection costs for federal telephone numbers as compared to local Moscow telephone numbers. We expect that competitive pressures and new technologies may reduce certain service costs in the future, most likely including transport, interconnections and other traffic costs.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold increased by 12.2% to US$38.6 million in 2001 from US$34.4 million in 2000. This increase was primarily due to increased cost of sales through our MSS-Start sales offices and increased sales of SIM cards.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased 37.4% to US$149.1 million in 2001 from US$108.5 million in 2000. This increase was primarily due to increased aggregate subscriber acquisition costs. As a percentage of net operating revenues, our selling, general and administrative expenses decreased to 35.3% in 2001 from 39.6% in 2000, which was primarily a result of increased productivity and a decrease in average subscriber acquisition costs to US$37.6 in 2001 from US$74 in 2000.

Depreciation and amortization. Depreciation and amortization expense in 2001 was approximately US$61.3 million, a 2.2% increase compared to the US$60.0 million reported in 2000, not including the one-time write-down of our AMPS/D-AMPS-related assets in the fourth quarter of 2000. The increase in the depreciation and amortization expense was due to our continuing capital investments. We expect to continue making significant capital expenditures in the next few years as we accelerate the development of our regional GSM licenses and as we expand our existing GSM license in the Moscow license area, which will increase our future depreciation and amortization expense.

Provision for doubtful accounts. Our provision for doubtful accounts decreased 26.0% to US$13.4 million in 2001 from US$18.1 million in 2000. This decrease was primarily a result of the improved quality of our subscriber base and an increase in prepaid subscribers, improved risk management practices and improved cash collection procedures. Looking forward, we expect our provision for doubtful accounts to continue to decrease as a percentage of total revenues due to an anticipated increase in the number of prepaid subscribers. In addition, we are continually reviewing our collection practices to identify ways to improve how we monitor and collect accounts receivable.

Operating Income/Loss

As a result of these improvements, our operating income was US$87.2 million in 2001, compared to an operating loss of US$74.5 million recognized in 2000. Without the one-time non-cash write-down of AMPS/D-AMPS-related assets in the fourth quarter of 2000, operating income in 2001 would have been US$74.9 million, compared to an operating loss of US$8.0 million in 2000.

Other Income and Expenses

Interest expense. Our interest expense increased 27.5% to US$26.9 million in 2001 as compared to US$21.1 million in 2000. This increase was primarily due to interest payable on our outstanding convertible notes issued in July 2000.

Foreign currency exchange loss and gain on Russian securities. We recorded a US$0.1 million foreign currency exchange loss in 2001 as compared to a foreign currency exchange loss of US$2.7 million in 2000. We recorded a US$0.42 million gain in 2001 from Russian securities as compared to a loss of US$0.04 million in 2000.

Income tax expense. In 2001, we recorded a US$18.5 million income tax expense compared to an income tax benefit of US$14.3 million recorded in 2000. This income tax benefit consisted of current and deferred taxes. Deferred taxes arose due to differences between the basis of computing income under Russian tax principles and U.S. GAAP. As a result of changes in the law on taxation enacted in August 2001, our income tax rate is 24% effective January 1, 2002. This reduction in our income tax rate resulted in a deferred tax benefit of approximately US$5.8 million in 2001.

Net income and net income per share. In 2001, our net income was approximately US$47.3 million, or a net income of US$1.41 per common share (US$1.06 per ADS), compared to a net loss of approximately US$77.8 million, or a loss of US$2.57 per common share (US$1.93 per ADS) in 2000. In 2001, we reported diluted net income of US$1.18 per common share (US$0.89 per ADS). Without the one-time non-cash write-down of AMPS/D-AMPS-related assets in the fourth quarter of 2000, net income in 2001 would have been US$35.0 million or a net income of US$1.04 per common share (US$0.78 per ADS). In 2001, before eliminating intersegment net loss of US$0.8 million in 2001 and intersegment net income of US$1.3 million in 2000, net income for our Moscow license area operations was US$55.0 million, compared to a net loss of US$77.0 million in 2000. We reported a net loss in the regions of US$7.0 million in 2001 and US$2.1 million in 2000 before eliminating the intersegment net income and loss amounts noted above.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Operating Revenues

Our total operating revenues, net of revenue-based taxes, increased by 21.1% to US$274.1 million in 2000 from US$226.4 million in 1999. Combined, service revenues and connection fees increased by 22.2% to US$252.3 million in 2000 compared to US$206.5 million in 1999. This was a result of the more than doubling of our subscriber base and price decreases due to our mass market strategy and increased competition.

Gross revenues from handset and accessory sales were US$32.0 million in 2000, which is a 1.6% increase from the US$31.5 million reported for 1999. As a percentage of net operating revenues, handset and accessory sales decreased to 11.7% in 2000 from 13.9% in 1999. We subsidized handsets as part of our mass market strategy in 2000, but decreased our total subsidies by 57.3% as compared to 1999.

Operating Expenses

Service costs. Our service costs increased by 7.2% to US$60.9 million in 2000 from US$56.8 million in 1999. This, combined with service growth of 22.2% in 2000, led to an improvement in service margin by 28.1% from US$148.9 million in 1999 to US$190.7 million in 2000. Reduced interconnect and line rental fees accounted for much of the expense decline. As a percentage of net operating revenues, our service costs decreased to 22.2% in 2000 from 25.1% in 1999.

Cost of handsets and accessories sold. Our cost of handsets and accessories sold decreased by 7.3% to US$34.4 million in 2000 from US$37.1 million in 1999 due to decreased handset subsidies. Most subscribers purchase their handsets either from us or through one of our dealers when establishing service on our network.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 22.3% to US$108.5 million in 2000 from US$88.7 million in 1999, which is in proportion with our revenue growth. Excluding advertising and distribution expenses – the expenses most closely related to the mass market subscriber component of our business strategy – our general and administrative expenses increased only by 16.4%. As a percentage of net operating revenues, our selling, general and administrative expenses were 39.6%, essentially the same level as 39.2% reported for 1999. The acquisition costs that are a component of our selling, general and administrative expenses – advertising and distribution expenses – increased to US$43.2 million in 2000 from US$33.2 million in 1999. At the same time, the number of our newly acquired subscribers increased by 121.5% in 2000 compared to 1999. Therefore, although our total acquisition costs have increased along with subscriber growth, the acquisition cost per new subscriber decreased from US$137 in 1999 to US$74 in 2000.

Depreciation and amortization. Depreciation charges for network equipment, buildings and other assets increased by 6.0% to US$47.5 million in 2000 from US$44.8 million in 1999. This increase resulted primarily from equipment purchases related to the development of our GSM network.

Amortization expense increased by 26.0% to US$12.6 million in 2000 from US$10.0 million in 1999. This increase stemmed from an increase in goodwill as a result of the purchase of 12.0% of shares in our subsidiary, KB Impuls, from Alcatel. The fair market value of the net assets acquired was US$12.7 million less than the acquisition cost.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 1.7% to US$18.1 million in 2000 from US$17.8 million in 1999 which is the result of significant growth in our customer base and churn rate. However, we experienced an improvement in our collection practice as bad debt expense as a percentage of gross revenue in 2000 decreased from 7.5% in 1999 to 6.4% at the end of 2000.

Operating loss.

We experienced an operating loss of US$74.5 million in 2000 due in part to a one-time write-down for AMPS/D-AMPS related assets. Our operating loss without this one-time adjustment would be US$8.0 million which is a significant improvement compared to our operating loss of US$29.1 million in 1999. See the discussion above under the heading " – Expenses – Impairment charges."

Other Income and Expenses

Other income. Our other income primarily consists of interest income which was equal to US$4.0 million in 2000 and to US$1.8 million in 1999. This increase was due to the sufficient amount of cash we had in our accounts which we held in short-term deposits. Another significant item included in other income was our share of earnings of investee companies accounted for using the equity method.

Foreign currency exchange loss. Our foreign currency exchange loss in 2000 was US$2.7 million compared to a loss of US$2.6 million in 1999. Our foreign currency exchange loss in 2000 related principally to the monetary liabilities denominated in euros and monetary assets denominated in rubles. Foreign currency exchange loss in 1999 related principally to the monetary assets denominated in rubles.

Interest expense. Our interest expense increased to US$21.1 million in 2000 from US$16.1 million in 1999 due to the increase in our interest-bearing debt.

Income tax (benefit) expense. In 2000, we recognized an income tax benefit in the amount of US$14.3 million mainly due to a deferred tax benefit attributable to the one-time non-cash write-down for AMPS/D-AMPS related assets. In 1999, we recorded a US$5.6 million income tax benefit which arose due to a decrease in the income tax rate from 35.0% to 30.0% which became effective on April 1, 1999. In 2000, we recorded a US$2.7 million income tax expense which was due to an increase in the income tax rate from 30.0% to 35.0% effective January 1, 2001. See the discussion above under the heading " – Expenses – Impairment charges."

Net loss and net loss per share. Our net loss for the year ended December 31, 2000, including an impairment charge and related tax adjustments, was US$77.8 million. In the year ended December 31, 2000, we recorded an impairment charge of US$66.5 million (US$43.2 million net of related tax adjustments). We ended the year with a net loss of US$34.6 million (calculated before a one-time non-cash write-down for AMPS/D-AMPS related assets and related tax adjustments), 12.6% less than the US$39.6 million net loss reported for 1999. No similar charge was recorded in the year ended December 31, 1999. See the discussion above under the heading " – Expenses – Impairment charges."

Our net loss per share of common stock was US$2.57 in the year ended December 31, 2000, compared to US$1.71 in the year ended December 31, 1999. The increase in loss per share of common stock was due to the increase in net loss, partially offset by an increase in the number of weighted average shares to 30,264,000 in the year ended December 31, 2000, compared to 23,181,000 in the year ended December 31, 1999. The increase in weighted average shares resulted from the issue of common stock in 2000, partially offset by the acquisition of treasury stock in 2000. Our net loss per share calculated before a one-time non-cash write-down for AMPS/D-AMPS related assets and related tax adjustments was US$1.14 for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, our cash and cash equivalents balance was US$144.2 million and our working capital was US$52.1 million. The decrease in our working capital during 2001 was primarily due to increases in subscriber deposits, accounts payable and short-term portions of bank loans and equipment financing obligations. As of December 31, 2000, our liquidity improved significantly compared to

December 31, 1999. As of December 31, 2000, our cash and cash equivalents balance was US$152.1 million and our working capital was US$122.3 million, compared to our cash and cash equivalents balance of US$35.6 million and working capital deficit of US$38.8 million as of December 31, 1999.

Operating activities. In 2001, we generated US$101.1 million of net cash from operating activities, a significant improvement from US$8.6 million of net cash generated from operating activities in 2000. This improvement was primarily due to the increased profitability of our operations in 2001 compared to 2000. In 2000, we generated US$8.6 million of net cash from operating activities, a 62.6% decrease from US$23.0 million in 1999. The decrease in net cash generated by operating activities in 2000 was primarily attributable to an increase in accounts receivable caused by the growth of our subscriber base, VAT receivables and a decrease in accounts payable and accrued expenses.

Financing activities. Lower cash from operating activities in 1999 necessitated that we look elsewhere for additional capital to fund our scheduled capital expenditures. We entered into two key financing transactions in 1999. In order to finance the development of our networks and systems, we issued to Telenor 31.6% of our common stock, which represented 25.7% of our voting capital stock, for US$162.0 million, of which US$137.6 million, net of expenses, was paid in 1999. The last payment of US$22.7 million was made in January 2000.

In January 1999, we entered into a US$27.8 million standby two-year credit facility with Sberbank, Russia's largest bank. We utilized US$15.0 million of this credit facility in April 1999 and US$5.0 million in May 1999. Interest on amounts outstanding accrued at an annual rate of 16% and this loan was secured by common stock pledged by Dr. Zimin, our founder and honorary President. In June 1999, we repaid in full all outstanding amounts and terminated the Sberbank facility.

In 2000, we entered into three key financing transactions to fund our scheduled capital expenditures.

In April 2000, Sberbank provided us with a four-year secured credit line. We have drawn down the entire credit line, which is currently approximately US$66.8 million. The credit line currently bears interest at a rate of 14% per annum, and the interest rate may change if certain events occur, such as a change in Russian law or increased costs of Sberbank to provide this credit line. The credit line will be repaid in eight equal installments, on a quarterly basis, commencing in July 2002. The credit line is currently secured by a pledge of:

- common stock of our subsidiary MSS-Start;
- common stock of our affiliate BeeLine-Samara;
- certain of our GSM and D-AMPS network equipment, GPRS equipment and equipment used in our fiber optic network;
- certain buildings in Moscow owned by our company and our subsidiaries, including buildings that we use as an administrative and sales office, warehouse and operating facility and to house the main switches for our GSM and D-AMPS networks; and
- our company's promissory notes.

In July 2000, we completed the public offering of 4,858,233 ADSs (representing 3,643,675 shares of our common stock) that raised US$79.4 million of net proceeds. At the same time, we completed a public offering of senior convertible notes that raised US$70.3 million (net of cost of issuance). Unless previously converted, the senior convertible notes will mature on July 28, 2005. Holders of the senior convertible notes have been able to convert the notes into ADSs since September 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. We pay cash interest on the senior convertible notes at the rate of 5.5% per annum and interest payments are made semi-annually on January 28 and July 28 of each year. Unless previously converted or redeemed, we will repay the senior convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% compounded on a semi-annual basis. The senior convertible notes were issued by VimpelCom B.V., a wholly owned subsidiary of VimpelCom Finance B.V., which is a wholly owned subsidiary of our company. We irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation. Concurrent with the offerings made in July 2000, in a private transaction, Telenor purchased 2,400,532 ADSs at the public offering price for US$51.9 million. Prior to this purchase, in June 2000, we entered into a US$50 million working capital bridge facility with Telenor and drew down the full amount of the facility. We repaid the total amount of borrowings plus accrued interest of US$0.3 million and structuring and facility fees of US$0.8 million in July 2000.

In April 2001, VimpelCom-Region acquired 93% of the shares of common stock of Closed Joint Stock Company "Cellular Company," a wireless AMPS telecommunications operator in Novosibirsk, for approximately US$4.5 million. In February 2002, VimpelCom-Region acquired an additional 5% of the stock of Cellular Company for US$0.2 million and now holds a 98% interest. The remaining 2% of Cellular Company is owned by our wholly owned subsidiary KB Impuls. In November 1999, Cellular Company received a US$3.1 million loan from Sberbank. As of December 31, 2001, approximately US$1.2 million of this loan was outstanding. The loan bears interest at an annual floating rate, and as of December 31, 2001, the interest rate was 4%. The loan is being repaid in quarterly installments in 2002 and 2003 and is secured by a building in Novosibirsk owned by Cellular Company, certain of Cellular Company's network equipment and pledges of shares of Cellular Company. The loan is guaranteed by VimpelCom-Region.

In addition, as of December 31, 2001, Cellular Company had aggregate principal indebtedness under lease agreements entered into with Motorola of US$4.2 million related to network equipment. Approximately US$954,000 under a 1997 lease agreement is due in June 2002, approximately US$365,000 under a 1999 lease agreement is due in November 2002 and amounts under the 1997 lease agreement and 1999 lease agreement accrue interest at an annual rate of LIBOR plus 4%. Cellular Company has been unable to make payments under a 1996 lease agreement following Motorola's transfer in 1998 of the outstanding indebtedness to a third party located outside of the Russian Federation. The third party has not produced documents to the Central Bank of Russia providing legal title to the payments. Receipt by the Central Bank of Russia of such documents is necessary in order for Cellular Company to make payments to a foreign legal entity. As of December 31, 2001, the outstanding principal amount under the 1996 lease agreement was approximately US$2.9 million.

In November 2001, Alfa Group completed the purchase of 5,150,000 newly-issued shares of our common stock for US$103.0 million. Under the terms of the transaction signed in May 2001, VimpelCom-Region will raise up to US$337 million (if we and Telenor exercise the options discussed below to invest directly in VimpelCom-Region). Alfa Group's US$103 million investment represents the first tranche of this investment. We contributed this US$103 million (together with an additional US$15.64 million of our own funds, calculated at the exchange rate as of the date of contribution) as equity to VimpelCom-Region. In addition, approximately US$117 million will be raised directly by VimpelCom-Region through two capital increases to be subscribed by Alfa Group in November 2002 and November 2003, subject to extension in certain cases, for a total investment of US$220 million. Furthermore, our company and Telenor have options, either collectively or individually, to invest up to an aggregate of US$117 million directly in VimpelCom-Region simultaneously with Alfa Group's second and third contributions. If our company and Telenor exercise these options in full, we will each invest US$58.5 million in VimpelCom-Region. However, if either our company or Telenor does not exercise its respective options in full or at all, any unexercised options may be exercised by the other company. We have proposed accelerating the timing for our company's and Telenor's contributions to November 2002, subject to extension in certain cases. We have proposed to commit to provide VimpelCom-Region with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92 million, either directly or through a subsidiary. The value of the leases would be the depreciated value of the equipment and other assets determined when entering into the lease. We would also commit to provide VimpelCom-Region with unsecured credits, either directly or through a subsidiary, of up to US$30 million, with terms up to six years. These amounts would be reduced on a dollar-for-dollar basis by any amounts disbursed by our company to VimpelCom-Region, whether directly or indirectly, as of the date that the obligation enters into force. The proposed changes to the Primary Agreement among our company, Telenor and Alfa Group and related documentation have been approved by our board of directors and remain subject to approval by our shareholders at the annual general meeting to be held on May 15, 2002, approval by Telenor and certain other conditions, including execution of an amendment to the Primary Agreement and related documentation by all of the parties thereto.

In addition to Alfa Group's purchase of newly-issued shares from our company, in November 2001, Alfa Group also purchased 6,426,600 shares of preferred stock and 113,102 shares of our common stock, for an aggregate consideration of approximately US$26.9 million, from entities controlled by Dr. Dmitri Zimin, our founder and honorary President. In addition, in order to maintain its percentage ownership stake in our company, Telenor purchased 3,744 shares of our common stock that we were holding as treasury shares for a purchase price of approximately US$74,880 and 1,233,369 shares of our common stock from entities controlled by Dr. Zimin, for approximately US$24.6 million. Alfa Group recently reported that it owned 25% plus two shares of our voting capital stock and Telenor recently reported that it owned 25% plus 13 shares of our voting capital stock.

We rely heavily on equipment financing to develop our GSM networks. The following is a summary of our key arrangements of this type:

- KB Impuls entered into a vendor financing arrangement with Alcatel in connection with the purchase of equipment for and the build-out of our GSM network in the Moscow license area. As of December 31, 2001, KB Impuls's indebtedness to Alcatel was US$92.5 million. This indebtedness is guaranteed by our company and was incurred at various times, commencing in 1996, and bears interest at six month dollar LIBOR plus 4% (for the oldest debt), six month EURIBOR plus 3.5% (for debt incurred from August 2000 through December 31, 2001) and six month EURIBOR plus 2.9% (for debt incurred since January 1, 2002). This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the arrangement and is due on various dates through 2005. Some of the indebtedness to Alcatel that has been fully repaid bore interest at six month EURIBOR plus 9%.

- In September 2001, VimpelCom-Region entered into a vendor financing arrangement with Alcatel in connection with the build out of our GSM network in the Central and Central Black Earth license area. As of December 31, 2001, 17.4 million euros (approximately US$15.3 million) were outstanding. This indebtedness is guaranteed by our company, bears interest at three month EURIBOR plus 2%, and is to be repaid in December 2002. This indebtedness is secured by the equipment acquired from Alcatel with the proceeds of the arrangement.

- For the development of our D-AMPS network, we relied significantly on lease financing provided by Ericsson. In July 2000, we purchased the leased equipment and the capital lease obligation of US$54.0 million and accrued interest of US$1.5 million were repaid in full.

- In December 2001, VimpelCom-Region entered into a US$16.6 million vendor financing arrangement with Ericsson. As of December 31, 2001, approximately US$16.7 million (which includes accrued interest) was outstanding. Indebtedness under this arrangement bears interest at an annual rate of LIBOR (for the period from the date of an advance to maturity) plus 2% and is to be repaid on December 31, 2002, subject to acceleration in the event that payment of VimpelCom-Region's indebtedness with Alcatel is required. This indebtedness is secured by equipment acquired from Ericsson with the proceeds and is not guaranteed by our company.

The following table summarizes the contractual principal maturities of long-term debt that is currently outstanding and our minimum payments required under our convertible notes, capital lease obligations, equipment financing obligations and bank loans as of December 31, 2001. In November 2001, we announced our intention to raise, subject to market and other conditions, debt financing through the issuance of notes in the international bond markets. The offering of notes is currently anticipated to close during the first half of 2002. The table below does not account for any amounts that may be received by our company if we are able to raise such debt financing. We cannot assure you that we will be successful in raising this financing.

Year	*Convertible Notes*	*Capital Lease Obligations*	*Equipment Financing Obligations*	*Bank Loans*	*Total*
			(in millions of U.S. dollars)		
2002	–	US$4.2	US$68.3	US$17.9	US$90.4
2003	–	–	36.0	33.4	69.4
2004	–	–	17.3	16.7	34.0
2005	US$81.0	–	2.9	–	83.9
2006	–	–	–	–	–
Thereafter	–	–	–	–	–
Total	US$81.0	US$4.2	US$124.5	US$68.0	US$277.7

Investing activities. We purchase network equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our wireless networks. In 1999, we paid US$70.2 million for network equipment, telephone line capacity and other assets and costs related to the allocation of frequency under certain GSM licenses. In addition, as part of the purchase price for equipment valued at US$21.8 million, in 1996, KB Impuls issued to Alcatel common shares representing 12% of the capital stock of KB Impuls. In 1999, we accelerated our purchase of Alcatel's shares in KB Impuls for US$29.5 million. In 2000, we spent US$81.8 million on equipment, intangible assets and other assets. In March 2000, we acquired the remaining 50% of voting shares in our subsidiary, RTI Service-Svyaz, that we did not previously own for US$3.0 million, thus increasing our ownership interest in RTI Service-Svyaz to 100%. In January 2001, we acquired all of the outstanding shares of common stock of Closed Joint Stock Company MSS-Start, which operated under the trade name "Mobile Center," for approximately US$3.2 million. Mobile Center was a retail dealer for mobile communications companies. In April 2001, VimpelCom-Region acquired 93% of the shares of common stock of Cellular Company, a mobile telecommunications operator in Novosibirsk, for approximately US$4.5 million. In February 2002, VimpelCom-Region acquired an additional 5% of the shares of Cellular Company for approximately US$0.2 million.

Future capital requirements. Wireless service providers require significant amounts of capital to construct networks and attract subscribers. The following table sets forth our estimated capital expenditures for 2002.

Location	*Total*
	(in millions of U.S. dollars)
Moscow license area	US$177.0
Regions	205.8
Total	382.8

In addition to the amounts noted above, our company plans to invest up to US$83.0 million in 2002 in connection with the acquisition of existing wireless operators in various license areas in the regions outside of Moscow.

We anticipate that our aggregate capital expenditures for 2002, 2003 and 2004 will be approximately US$950.0 million. We estimate that approximately one third of these capital expenditures will be for our Moscow license area operations and that approximately two thirds of these capital expenditures will be for our operations in the regions outside of the Moscow license area.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future will come from:

- cash currently held by our company;
- investments in VimpelCom-Region made by Alfa Group or to be made by Alfa Group and, if it exercises its option, Telenor;
- debt financing;
- operating cash flows;
- vendor financing; and
- borrowings under bank financings.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

BASIS OF PRESENTATION OF FINANCIAL RESULTS

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes in Russia in that they reflect certain adjustments not recorded in our statutory books that are necessary to present our financial position, results of operations and cash flows in accordance with U.S. GAAP. The principal adjustments relate to:

- revenue recognition;
- recognition of interest expense and other operating expenses;
- valuation and depreciation of property and equipment;
- foreign currency translation;
- deferred income taxes;

- capitalization and amortization of telephone line capacity;
- valuation allowances for unrecoverable assets;
- capital leases; and
- consolidation and accounting for subsidiaries.

The consolidated financial statements set forth elsewhere in this annual report include the accounts of our company and our consolidated subsidiaries. Our consolidated financial statements also include the accounts of VimpelCom (BVI) Ltd., a special-purpose entity affiliated with and controlled by our company, and VC Limited, a wholly owned subsidiary of VimpelCom (BVI) Ltd. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20% and not more than 50%.

We pay taxes computed on income reported for Russian tax purposes. We base this computation on Russian tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under Russian accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under Russian legislation. As a consequence, our effective tax charge is different under Russian tax rules and under U.S. GAAP.

INFLATION

The Russian government has battled inflation for the last decade and had made significant progress by the mid-1990s. In 2000, inflation fell from 36.5% in 1999 to 20.2%. Inflation was 18.6% in 2001. We set prices for our products and services in U.S. dollars in order to help insulate us from the volatility of the ruble. However, inflation affects the purchasing power of our mass market subscribers.

FOREIGN CURRENCY TRANSLATION

We report to Russian tax authorities and maintain statutory accounting records in rubles. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are stated in U.S. dollars which is our functional currency. Accordingly, transactions and balances not already measured in U.S. dollars have been translated into U.S. dollars in accordance with the relevant provisions of SFAS No. 52, "Foreign Currency Translation." Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from translation of monetary assets and liabilities that are not denominated in U.S. dollars are credited or charged to operations.

The ruble is not fully convertible outside Russia. From 1995 until August 17, 1998, the Russian government and the Central Bank of Russia had generally kept the ruble trading within a fixed exchange rate band. However, after the government's announcement on August 17, 1998 to widen the ruble corridor to plus or minus 9.5 rubles per U.S. dollar, the value of the ruble plummeted from approximately 6.2 rubles per U.S. dollar to 20.7 rubles per U.S. dollar, losing over 70% of its value. The ruble continued to devalue in 1999, but stabilized in 2000. On December 31, 1999, the ruble-U.S. dollar exchange rate was 27.00 rubles per U.S. dollar and on December 31, 2000, it was 28.16 per U.S. dollar. On December 31, 2001, the ruble-U.S. dollar exchange rate was 30.14 rubles per U.S. dollar.

To the extent permitted by Russian law we keep our readily available cash in U.S. dollars in order to manage against the risk of ruble devaluation.

We have implemented a number of risk management activities to minimize currency risk and exposure. To minimize the risk of ruble fluctuations and devaluation, we list tariffs and calculate monthly bills in U.S. dollar equivalent units, although we continue to receive payment in rubles, in accordance with applicable law. As a result, subscribers now pay their bills at the prevailing U.S. dollar-ruble exchange rate on the date that payment is made. Subscribers are also charged a 1% surcharge to cover the cost of converting rubles into U.S. dollars.

We have certain foreign currency liabilities, primarily associated with the purchase of network equipment. Under our agreements with Alcatel, we must remit payments in U.S. dollars and euros. VimpelCom-Region is to remit payments to Ericsson in U.S. dollars and to Alcatel in euros. Principal and interest on our convertible notes and our obligations to Sberbank are to be paid in U.S. dollars. Under applicable law, we are permitted to buy hard currency to settle these contracts. To decrease the risk of fluctuation of the euro versus the U.S. dollar, we attempt to purchase euros in advance.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

We recognize service revenues when we render services to our subscribers. Revenues from handsets and accessories are recognized in the period in which the handsets and accessories are sold. Revenues on prepaid cards are deferred and recognized when the services are rendered. Our revenues are stated net of value-added taxes charged to our subscribers.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of nine and one half years. We depreciate buildings and leasehold improvements using the straight-line method over estimated useful lives of 20 years. Office and measuring equipment, vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to 10 years.

Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines. We account for these payments as intangible assets and they are amortized on a straight-line basis over 10 years. Our other intangible assets, principally our licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to 10 years.

In accordance with Accounting Principles Board Opinion No. 17, "Intangible Assets", we continue to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, we consider whether the carrying value of such assets should be reduced based on the future benefits of our intangible assets.

Allowance for Doubtful Accounts
The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual write-off history. We maintain allowances for doubtful accounts for estimated losses from our subscribers' inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Our company has not yet completed the evaluation of the impact of these new accounting standards. During 2002, our company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on our earnings and financial position.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. We are currently evaluating the impact the pronouncement will have on future consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. We are currently evaluating the impact the pronouncement will have on future consolidated financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble is generally non-convertible outside Russia, so our ability to hedge against further devaluation by converting to other currencies is limited. Further, our ability to convert rubles into other currencies in Russia is subject to rules that restrict the purposes for which conversion and payments of foreign currencies are allowed. To the extent it is permitted under Russian regulations, we keep our cash and cash equivalents in interest bearing accounts, in U.S. dollars, in order to manage against the risk of ruble devaluation. However, we do have bank accounts denominated in Russian rubles. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in U.S. dollars creates taxable translation gains.

Given that much of our capital expenditures and operating costs are indexed to, or denominated in, U.S. dollars, including service costs, employee compensation expenses and interest expenses, we have taken specific steps to minimize our exposure to fluctuations in the ruble. Although Russian currency control regulations require us to collect virtually all of our revenues in rubles, we price and invoice in U.S. dollars and index our invoices and collections to the applicable U.S. dollar exchange rates. The average period of bank transfer from our customers' bank accounts to our bank accounts is one business day. Our average daily cash receipts exceed US$1.5 million. This amount represents an exposure to changes in the exchange rate of the ruble in respect of money in transit.

Most of our equipment financing obligations is denominated in euros, which exposes us to risks associated with the changes in euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

The following table summarizes information on our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2001 approximates total value.

	Years Ended December 31,							
	2002	2003	2004	2005	2006	Thereafter	At Dec. 31, 2001	At Dec. 31, 2000
				(U.S. dollars in thousands)				
Assets								
Cash and cash equivalents								
Russian rubles	$21,670	$–	$–	$–	$–	$–	$21,670	$15,180
Euros	$11,807	$–	$–	$–	$–	$–	$11,807	$84
Short-term investments								
Russian rubles	$920	$–	$–	$–	$–	$–	$920	$550
Liabilities								
Long-term debt, including current portion								
Variable rate (EURIBOR plus 9%)	$–	$–	$–	$–	$–	$–	$–	$14,792
Variable rate (EURIBOR plus 3.5%)	$18,673	$20,207	$17,329	$2,864	$–	$–	$59,073	$11,938
Variable rate (EURIBOR plus 2%)	$15,343	$–	$–	$–	$–	$–	$15,343	$–
Bank of Russia: US$/RUR exchange rate	30.14	–	–	–	–	–	–	–
Bank of Russia: EUR/US$ cross rate	0.8789	–	–	–	–	–	–	–

Our primary equipment financing facility with Alcatel bears interest at LIBOR plus 4.0% or EURIBOR plus 3.5% or the euro three month EURIBOR rate plus 2%. Approximately US$107.8 million (including US$74.4 million denominated in euros) was outstanding at December 31, 2001 and US$79.3 million (including US$26.7 million denominated in euros) was outstanding at December 31, 2000.

In 2000, we issued senior convertible notes bearing interest at a fixed rate. In 2000, we also made drawings under a credit line from Sberbank. The interest rate under the Sberbank credit line as of December 31, 2001 was 14%, subject to change by Sberbank if certain events occur, such as a change in Russian law or increased cost of Sberbank to provide this credit line. This potential change in the interest rate is not directly linked to the change in market interest rates. The following table provides information about the maturity of our debt obligations that are sensitive to changes in interest rates. The fair value of the Sberbank credit line approximates total value. The fair value of the senior convertible notes based on quoted market prices was approximately US$86.2 million as of December 31, 2001.

	Years Ended December 31,							
	2002	2003	2004	2005	2006	Thereafter	At Dec. 31, 2001 Total	At Dec. 31, 2000 Total
				(U.S. dollars in thousands)				
Bank loans	$17,852	$33,400	$16,700	–	–	–	$67,952	$66,800
Fixed rate (14% is subject to change by Sberbank)	4%–14%	14%	14%	–	–	–	–	–
Senior convertible notes	–	–	–	–	$81,027	–	$81,027	$76,702
Fixed rate	–	–	–	–	12.52%	–	–	–

Our cash, cash equivalents and short-term investments are not subject to any material interest rate risk.

Report of Independent Auditors

The Board of Directors and Shareholders
Open Joint Stock Company "Vimpel-Communications"

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of VimpelCom's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company "Vimpel-Communications" at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (C.I.S.) Limited

March 14, 2002

Consolidated Balance Sheets

	December 31	
	2001	**2000**
	(In thousands of US dollars, except share amounts)	
Assets		
Current assets:		
Cash and cash equivalents (Note 4)	US$ 144,172	US$ 152,141
Short-term investments	920	550
Trade accounts receivable, net of allowance for doubtful accounts of US$8,598 in 2001 and US$6,979 in 2000 (Note 17)	49,678	29,666
Inventory	10,505	10,976
Deferred income taxes (Note 16)	8,940	11,312
Other current assets (Note 5)	49,772	30,829
Total current assets	263,987	235,474
Property and equipment, net (Note 6)	535,405	356,666
Intangible assets, net (Note 7)	70,926	79,649
Due from related parties (Note 18)	951	1,223
Unamortized bond issue costs (Note 11)	3,618	4,380
Other assets (Note 9)	50,919	22,923
Total assets	US$ 925,806	US$ 700,315
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	US$ 42,680	US$ 28,356
Due to related parties (Note 18)	883	2,003
Accrued liabilities	13,035	13,134
Deferred revenue	1,874	1,747
Customer deposits	63,019	33,243
Capital lease obligation (Note 13)	4,208	–
Bank loans, current portion (Note 10)	17,852	–
Equipment financing obligations, current portion (Note 12)	68,290	34,721
Total current liabilities	211,841	113,204
Deferred income taxes (Note 16)	18,214	29,922
Bank loans, less current portion (Note 10)	50,100	66,800
5.5% Senior convertible notes due July 2005 (Note 11)	81,027	76,702
Equipment financing obligations, less current portion (Note 12)	56,196	44,541
Minority interest	307	523
Shareholders' equity (Note 14):		
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	–	–
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 40,332,201 shares issued (2000: 35,182,201)	90	89
Additional paid-in capital	504,876	412,680
Retained earnings	65,748	18,447
Treasury stock, at cost, 2,330,926 shares of common stock (2000: 2,330,926)	(62,593)	(62,593)
Total shareholders' equity	508,121	368,623
Total liabilities and shareholders' equity	US$ 925,806	US$ 700,315

See accompanying notes.

Consolidated Statements of Operation

	Years ended December 31		
	2001	**2000**	**1999**
	(In thousands of US dollars, except per share (ADS) amounts)		
Operating revenues:			
Service revenues and connection fees	US$ 383,321	US$ 252,333	US$ 206,542
Sales of handsets and accessories	43,228	32,031	31,457
Other revenues	1,347	1,309	638
Total operating revenues	427,896	285,673	238,637
Revenue-based taxes	(5,294)	(11,537)	(12,232)
Net operating revenues	422,602	274,136	226,405
Operating expenses:			
Service costs	72,942	60,913	56,779
Cost of handsets and accessories sold	38,626	34,443	37,103
Cost of other revenues	120	157	242
Selling, general and administrative expenses	149,052	108,482	88,704
Depreciation	48,690	47,458	44,801
Amortization	12,616	12,564	9,998
Impairment of long-lived assets (Note 8)	–	66,467	–
Provision for doubtful accounts	13,406	18,148	17,845
Total operating expenses	335,452	348,632	255,472
Operating income (loss)	87,150	(74,496)	(29,067)
Other income and expenses:			
Interest income	5,733	4,039	1,756
Other income	2,097	2,177	754
Other expenses	(2,578)	(25)	(189)
Gain (loss) on trading securities	420	(44)	905
Interest expense	(26,865)	(21,089)	(16,074)
Net foreign exchange loss	(110)	(2,661)	(2,572)
Total other income and expenses	(21,303)	(17,603)	(15,420)
Income (loss) before income taxes and minority interest	65,847	(92,099)	(44,487)
Income tax expense (benefit) (Note 16)	18,539	(14,343)	(5,564)
Minority interest in net earnings of subsidiaries	7	45	673
Net income (loss)	US$ 47,301	US$ (77,801)	US$ (39,596)
Basic EPS:			
Net income (loss) per common share	US$ 1.41	US$ (2.57)	US$ (1.71)
Weighted average common shares outstanding	33,642	30,264	23,181
Net income (loss) per ADS equivalent	US$ 1.06	US$ (1.93)	US$ (1.28)
Diluted EPS:			
Net income (loss) per common share	US$ 1.18	US$ (2.57)	US$ (1.71)
Weighted average common shares outstanding (Note 19)	US$ 40,068	US$ 30,264	US$ 23,181
Net income (loss) per ADS equivalent	US$ 0.89	US$ (1.93)	US$ (1.28)

See accompanying notes.

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	***Amount***	***Capital***	***Earnings***	***Stock***	***Total***
			(In thousands of US dollars, except shares)			
Balances at December 31, 1998	19,280,000	US$ 86	US$ 64,340	US$ 138,510	US$ –	US$ 202,936
Proceeds from issue of common stock to Telenor under the Share Purchase Agreement dated December 1, 1998 net of cost of issuance (US$4,913)	7,700,000	2	137,646	–	–	137,648
Net loss	–	–	–	(39,596)	–	(39,596)
Balances at December 31, 1999	26,980,000	88	201,986	98,914	–	300,988
Proceeds from issue of common stock to Telenor under the Share Purchase Agreement dated December 1, 1998	1,202,201	–	22,741	–	–	22,741
Proceeds from public offering net of cost of issuance (US$8,177)	3,118,675	1	79,372	–	–	79,373
Issuance and sale of ADSs to a consolidated affiliate	2,080,926	–	57,600	–	(57,600)	–
Proceeds from sale of ADSs to Telenor in a transaction exempt from registration consummated concurrently with the public offering net of cost of issuance (US$928)	1,800,399	–	50,981	–	–	50,981
Acquisition of treasury stock – 353,239 shares	–	–	–	–	(10,517)	(10,517)
Sales of treasury stock – 103,239 shares	–	–	–	(2,666)	5,524	2,858
Net loss	–	–	–	(77,801)	–	(77,801)
Balances at December 31, 2000	35,182,201	89	412,680	18,447	(62,593)	368,623
Proceeds from issue of common stock to Eco Telecom under the Agreement dated May 30, 2001, net of cost of issuance (US$10,803)	5,150,000	1	92,196	–	–	92,197
Acquisition of treasury stock – 3,744 shares	–	–	–	–	(75)	(75)
Sales of treasury stock – 3,744 shares	–	–	–	–	75	75
Net income	–	–	–	47,301	–	47,301
Balances at December 31, 2001	40,332,201	US$ 90	US$ 504,876	US$ 65,748	US$ (62,593)	US$ 508,121

See accompanying notes.

Consolidated Statements of Cash Flows

	2001	2000	1999
	Years ended December 31		
	(In thousands of US dollars)		
Operating activities			
Net income (loss)	US$ 47,301	US$ (77,801)	US$ (39,596)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	48,690	47,458	44,801
Amortization	12,616	12,564	9,998
Impairment of long-lived assets		66,467	–
Mark-to-market adjustments for short-term investments	(420)	(47)	986
Provision for deferred taxes	(9,970)	(15,676)	(6,920)
Loss on foreign currency translation	110	2,661	2,572
Provision for doubtful accounts	13,406	18,148	17,845
Minority interest in net earnings of subsidiaries	7	45	673
Other adjustments	–	(731)	–
Changes in operating assets and liabilities:			
Short-term investments	50	–	678
Trade accounts receivable	(32,305)	(23,458)	(8,745)
Inventory	1,398	(1,444)	(668)
Other current assets	(23,431)	(15,661)	(10,916)
Due from related parties	692	153	(614)
Due to related parties	(1,371)	1,655	348
Accounts payable	10,048	(3,791)	14,814
Customer deposits	29,029	1,902	(14,873)
Deferred revenue	(23)	1,747	–
Accrued liabilities	5,232	(5,640)	12,612
Net cash provided by operating activities	101,059	8,551	22,995
Financing activities			
Proceeds from bank and other loans	1,899	117,240	24,700
Repayments of bank and other loans	(2,168)	(50,440)	(35,454)
Proceeds from loan from related party	–	50,000	–
Repayment of loan from related party	–	(50,000)	–
Proceeds from sale of convertible notes	–	72,937	–
Payments of fees in respect of sale of convertible notes and other debt issue	(366)	(2,968)	–
Repayment of lease obligations	(1,292)	(62,677)	(27,730)
Repayment of equipment financing obligations	(36,338)	(26,351)	–
Proceeds from sale of capital stock	103,000	162,201	142,561
Payments of fees in respect of capital contributions	(10,803)	(9,106)	(4,913)
Purchase of treasury shares	(75)	(10,517)	–
Proceeds from sale of treasury shares	75	2,858	–
Net cash provided by financing activities	53,932	193,177	99,164

	2001	*2000*	*1999*
		(In thousands of US dollars)	
Investing activities			
Purchases of property and equipment	(136,353)	(65,245)	(54,520)
Purchases of intangible assets	(4,398)	(7,366)	(15,696)
Purchase of KBI stock	–	–	(29,536)
Purchase of RTI Service-Svyaz stock	–	(3,026)	–
Purchase of MSS-Start and Cellular Company stock, net of cash acquired of US$968	(6,768)	–	–
Purchases of other assets	(14,135)	(9,183)	–
Net cash used in investing activities	(161,654)	(84,820)	(99,752)
Effect of exchange rate changes on cash and cash equivalents	(1,306)	(376)	(1,277)
Net (decrease) increase in cash	(7,969)	116,532	21,130
Cash and cash equivalents at beginning of year	152,141	35,609	14,479
Cash and cash equivalents at end of year	US$ 144,172	US$ 152,141	US$ 35,609
Supplemental cash flow information			
Cash paid during the period:			
Income tax	US$ 18,870	US$ 1,624	US$ 2,560
Interest	16,289	25,670	8,487
Non-cash activities:			
Equipment acquired under financing agreements	82,990	25,784	187
Accounts payable for equipment and license	15,652	11,587	12,425
Accrued debt and equity offering costs	554	–	–
Acquisitions:			
Fair value of assets acquired	20,217	–	–
Cash paid for the capital stock	(7,736)	–	–
Liabilities assumed	US$ 12,481	US$ –	US$ –

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 (Amounts presented are in thousands of US Dollars unless otherwise indicated)

1. DESCRIPTION OF BUSINESS

Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering ("IPO") of its common stock in the United States of America through the issuance of American Depositary Shares ("ADS"), each of which represents three-quarters of one share of VimpelCom's common stock. The proceeds of the IPO totaled US$63,251, net of related expenses of US$7,778. As of December 31, 2001, 46.68% of VimpelCom's outstanding common stock was owned by the holders of the ADSs; 28.98% by Telenor East Invest AS ("Telenor"); 13.05% by Eco Telecom Limited and 11.29% by others.

On July 28, 2000, VimpelCom completed the offering of its common stock in the form of ADS and senior convertible notes registered with the US Securities and Exchange Commission ("SEC") (Notes 11, 14).

On May 30, 2001, VimpelCom, Eco Telecom Limited ("Eco Telecom"), a part of the Alfa Group of companies in Russia, Telenor and Closed Joint Stock Company VimpelCom-Region ("VimpelCom-Region"), a subsidiary of VimpelCom, signed agreements under which Eco Telecom will purchase strategic ownership interests in VimpelCom and VimpelCom-Region, subject to certain regulatory approvals and other conditions precedent. VimpelCom-Region was formed to concentrate on the regional development of VimpelCom's GSM license portfolio. On November 5, 2001, under the terms of the transaction, Eco Telecom acquired 5,150,000 newly-issued shares of VimpelCom's common stock (equivalent of 6,866,667 ADSs) for an aggregate consideration of US$103,000, which was then contributed by VimpelCom as equity to VimpelCom-Region.

Together with the shares of common stock and convertible voting preferred stock of VimpelCom which Eco Telecom purchased from certain shareholders of VimpelCom, following the closing of the first tranche of the transaction, Eco Telecom owned 25% plus two shares of VimpelCom's total outstanding voting capital stock. Under the terms of the proposed transaction, Eco Telecom will also invest a total of US$117,000 of equity directly into VimpelCom-Region in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom have options, either collectively or individually, to invest up to an aggregate of US$117,000 directly in VimpelCom-Region simultaneously with each of Eco Telecom's contributions. The composition of the Board of Directors of VimpelCom-Region has been determined by a shareholders' agreement between the parties referred to above dated May 30, 2001.

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name "Bee-Line" in the city of Moscow and the Moscow region, which comprise the Moscow license area, and other regions of the Russian Federation.

Open Joint Stock Company KB Impuls ("KBI"), a wholly-owned subsidiary of VimpelCom, was established in March 1991 and has been involved in the development and provision of wireless telecommunications services under the trade name "Bee-Line" in Russia. KBI was granted the first license to provide Personal Communications Services ("PCS") using the GSM-1800 standard in the Moscow license area and began full-scale commercial operations in June 1997. This license expires in April 2008.

In April 1998, VimpelCom was awarded four new GSM-1800 licenses, covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation.

In August 1998, VimpelCom and KBI received amendments to the original GSM-1800 licenses for the Moscow license area and the Central and Central Black Earth license area of Russia, to operate dual band GSM 900/1800 networks in these license areas. The cost of the allocation of frequencies under these amendments was US$30,000.

In August 1999, VimpelCom received amendments to the original GSM-1800 licenses for the Volga, North Caucasus and Siberian regions of the Russian Federation, to operate dual band GSM 900/1800 networks in these license areas. There was no additional cost associated with these amendments.

In April 2000, VimpelCom's amended GSM-1800 licenses covering the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation were re-issued to VimpelCom-Region.

In addition, VimpelCom operates an AMPS/D-AMPS wireless telephone network under a license issued by the State Committee of the Russian Federation for Communications and Informatization, which expires in November 2007. VimpelCom determined that its long-lived assets relating to AMPS/D-AMPS network in the Moscow license area were impaired as of December 2000 due to the migration of customers from its AMPS/D-AMPS system to its GSM network (Note 8).

VimpelCom has also been granted AMPS licenses to operate cellular networks in the Kaluga, Karelia, Ryazan, Tver, Ulyanovsk, Vladimir and Vologda license areas. VimpelCom's affiliate, Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara"), was granted a license to operate an AMPS wireless network in the Samara region. A subsidiary of VimpelCom-Region holds an AMPS license for the Novosibirsk license area.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in VimpelCom's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with US GAAP. The principal adjustments relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VimpelCom and its majority-owned subsidiaries KBI, Closed Joint Stock Company RTI Service-Svyaz, Closed Joint Stock Company Impuls KB, Closed Joint Stock Company BeeOnLine-Portal, Closed Joint Stock Company MSS Start, Closed Joint Stock Company Cellular Company, VC ESOP N.V., Vimpelcom Finance B.V. and its wholly-owned subsidiary VimpelCom B.V., VimpelCom-Region and its majority-owned subsidiaries Closed Joint Stock Company Cellular Company, Open Joint Stock Company Mobile Communication Center – Tula, Closed Joint Stock Company Mobile Communication Center – Smolensk, Closed Joint Stock Company Mobile Communication Center – Kaluga, Closed Joint Stock Company Mobile Communication Center – Lipetsk, Closed Joint Stock Company Mobile Communication Center – Ryazan, Closed Joint Stock Company Mobile Communication Center – Tver and Closed Joint Stock Company Mobile Communication Center – Nizhny Novgorod. The accompanying consolidated financial statements also include the accounts of VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, and VC Limited, a wholly-owned subsidiary of VimpelCom (BVI) Limited.

In accordance with the requirements of the Financial Accounting Standards Board's (the "FASB") Emerging Issues Task Force Issue ("EITF") No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", VimpelCom consolidates majority-owned subsidiaries when minority shareholders do not have substantive participating rights.

All intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for companies in which VimpelCom has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

Foreign Currency Translation

VimpelCom's functional currency is the US dollar because the majority of its revenues, costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles and euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2001 and 2000, the official rates of exchange were 30.14 rubles = US$1 and 28.16 rubles = US$1, respectively. The translation of ruble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Short-term Investments

Short-term investments consist primarily of promissory notes and trading securities. Short-term investments are considered to be trading securities and are stated at fair value, with unrealized gains and losses included in gain (loss) on trading securities.

Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Property and Equipment

Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Intangible Assets

VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight line basis over ten years.
Other intangible assets, principally licenses, are amortized on a straight-line basis over their estimated useful lives, generally four to ten years.

In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets", VimpelCom continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, VimpelCom considers whether the carrying value of such assets should be reduced based on the future benefits of its intangible assets.

Software Costs

Under the provision of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for

Internal Use", VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", long-lived assets to be held and used by VimpelCom are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, VimpelCom bases its evaluation on such impairment indicators as the nature of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. During 2000, certain impairment indicators were present which indicated that the carrying amount of certain assets might not be recoverable. VimpelCom determined that an impairment of certain assets had occurred as of December 2000 (Note 8). No impairment expenses were recognized in 1999 or 2001.

Revenue Recognition

VimpelCom earns service revenues for usage of its wireless networks. Revenue is recognized when the service is rendered. Revenues from equipment sales and other services are recognized in the period in which the equipment is sold and services rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues are stated net of value-added taxes charged to customers.

In accordance with the provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", VimpelCom has deferred telecommunications connection fees. The deferral of revenue will be recognized over the estimated average subscriber life.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999 were US$21,829, US$18,488 and US$8,934, respectively.

Rent

VimpelCom leases office space and premises where telecommunications equipment is installed. There were no non-cancelable operating leases in 2001 and 2000.

Rent expense under all operating leases and rental contracts in 2001, 2000 and 1999 was US$9,656, US$5,768, and US$3,488, respectively.

Deferred Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Investment Incentive Deductions

Investment incentive deductions are accounted for as a reduction of current taxable income in the year in which the deduction arises.

Government Pension Fund

VimpelCom contributes to the Russian Federation state pension fund on behalf of its employees. VimpelCom's contribution was expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2001, 2000 and 1999 were US$5,037, US$2,793 and US$4,838, respectively.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In 1999, a prepaid service for both DAMPS and GSM networks was introduced. Equipment sales are typically paid in advance of delivery. VimpelCom's credit risk arising from its trade accounts receivable is mitigated due to the large number of its subscribers, of which approximately 70% subscribed to a prepaid service as of December 31, 2001 and, accordingly, do not give rise to credit risk.

VimpelCom deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VimpelCom allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, short-term investments, trade accounts receivable, obligations under accounts payable, bank loans and equipment financing liabilities approximate their fair value.

The fair value of senior convertible notes based on quoted market prices was US$86,198 and US$58,688 as of December 31, 2001 and 2000, respectively.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income (loss). Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity. VimpelCom does not have comprehensive income items. Accordingly, net income (loss) is equivalent to comprehensive income for each of the years presented.

Stock-Based Compensation

VimpelCom follows the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock option plan. SFAS No. 123 generally allows companies to either account for stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Because the fair value accounting requires use of option valuation models that were not developed for use in valuing employee stock options (see Note 21), VimpelCom has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and related Interpretations and present pro forma disclosures of results of operations as if the fair value method had been adopted.

Derivative Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 1999. VimpelCom adopted the new statement effective January 1, 2001. The statement requires VimpelCom to recognize all derivatives on the balance sheet at fair value. The adoption of the new statement did not have a significant effect on VimpelCom's results of operations or financial position.

Business Combinations, Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS's No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

VimpelCom will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. VimpelCom has not yet completed the evaluation of the impact of these new accounting standards. During 2002, VimpelCom will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of VimpelCom.

Accounting for Assets Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. VimpelCom is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Accounting for Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. VimpelCom is currently evaluating the impact the pronouncement will have on future consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation.

3. ACQUISITIONS

On December 15, 1999, VimpelCom paid US$29,536 to Alcatel SEL AG ("Alcatel") for the 12% of KBI's common stock, which VimpelCom did not previously own. In accordance with Russian legislation, legal ownership of shares is effective as at the date of registration of the transaction in the register of shareholders. The purchase of KBI's shares by VimpelCom was registered on January 3, 2000. The excess of acquisition cost over the fair market value of 12% of the net assets of KBI amounted to US$12,699 and was recorded as goodwill. Goodwill is being amortized on a straight-line basis over its estimated useful life, 8 years. It is included in intangible assets in the accompanying consolidated balance sheet as of December 31, 2001.

On March 13, 2000, VimpelCom increased its share of ownership in RTI Service-Svyaz to 100% by acquiring the remaining 50% of voting shares it did not previously own for US$3,026. The excess of the fair market value of 50% of the net assets of RTI Service-Svyaz over acquisition cost reduced the value of property and equipment in the accompanying consolidated financial statements.

In January 2001, VimpelCom acquired 100% of the shares of common stock of Closed Joint Stock Company MSS Start ("MSS Start") operating under a trademark "Mobile Center", a retail dealer for mobile communications companies, for US$3,192. The acquisition was recorded under the purchase method of accounting. The results of operations of MSS Start were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In April 2001, VimpelCom-Region, a wholly-owned subsidiary of VimpelCom, acquired 93% of shares of common stock of Closed Joint Stock Company Cellular Company ("Cellular Company"), a cellular operator in Novosibirsk, operating under trade marks "Bee Line" and "Fora", for US$4,544. The acquisition was recorded under the purchase method of accounting. The results of operations of Cellular Company were included in the accompanying financial statement from the date of acquisition. The excess of acquisition cost over the fair value of 93% of net assets of Cellular Company amounted to US$317 as of the date of acquisition and was recorded as goodwill. Goodwill is being amortized on a straight-line basis over its estimated useful life, 7 years. It is included in intangible assets in the accompanying consolidated balance sheet.

2% of shares of common stock of Cellular Company were owned by KBI before the acquisition. Therefore, after the acquisition, VimpelCom-Region and KBI collectively controlled 95% of shares of the common stock of Cellular Company.

Pro forma results of operations of VimpelCom as though the acquisitions of MSS Start and Cellular Company took place on January 1, 2001 and January 1, 2000 would not differ materially from the results of operations in the accompanying consolidated statements of operations for the years ended December 31, 2001 and 2000.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at December 31:

	2001	2000
Rubles	US$ 21,670	US$ 15,180
US dollars	110,631	136,820
EURO and other currencies	11,871	141
	US$ 144,172	US$ 152,141

5. OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

	2001	2000
Value added tax and other taxes	US$ 37,298	US$ 23,519
Advances to suppliers	6,905	3,342
Other	5,569	3,968
	US$ 49,772	US$ 30,829

6. PROPERTY AND EQUIPMENT

Property and equipment, at cost, except for impaired assets, consisted of the following at December 31:

	2001	2000
Telecommunications equipment held under capital lease agreements	US$ 5,517	US$ –
Telecommunications equipment	340,464	254,556
Buildings and leasehold improvements	37,611	34,904
Office and measuring equipment	39,284	23,264
Vehicles	3,042	1,664
Furniture	3,411	2,746
Other equipment	4,705	4,894
	434,034	322,028
Accumulated depreciation	(107,738)	(69,568)
Equipment not installed and assets under construction	209,109	104,206
	US$ 535,405	US$ 356,666

In July 2000, VimpelCom purchased all the telecommunications equipment previously held under capital lease agreements (Note 13).

In April 2001, VimpelCom-Region acquired Cellular Company (Note 3). Cellular Company had telecommunication equipment held under capital lease agreements (Note 13). Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$988 and US$0 at December 31, 2001 and 2000, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$988 (commencing April 2001), US$9,789 (until July 2000) and US$19,339 for the years ended December 31, 2001, 2000 and 1999, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

VimpelCom recorded an impairment charge of US$61,000 in respect of telecommunications equipment as of December 2000 (Note 8).

7. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31:

	2001	2000
Telephone line capacity	US$ 76,553	US$ 74,167
GSM 900/1800 license (Note 1)	30,000	30,000
Goodwill (Note 3)	13,010	12,699
Other intangible assets	3,240	1,933
	122,803	118,799
Accumulated amortization	(51,877)	(39,150)
	US$ 70,926	US$ 79,649

VimpelCom recorded an impairment charge of US$5,467 in respect of other intangible assets as of December 2000 (Note 8).

8. IMPAIRMENT CHARGES

Based upon a comprehensive review of long-lived assets, VimpelCom determined that as of December 2000, its telecommunications AMPS/D-AMPS network equipment in the Moscow license area and licenses from the vendor of the equipment were impaired. A marketing research study performed by VimpelCom indicated that the migration rate of subscribers from VimpelCom's AMPS/D-AMPS network to its GSM network had increased. Accordingly, revised revenue forecasts for the AMPS/D-AMPS network were based on a lower number of subscribers. VimpelCom recorded an impairment charge of US$66,467, including US$61,000 in respect of equipment and US$5,467 in respect of licenses classified as intangible assets in the accompanying consolidated balance sheets. These amounts represent an excess of the carrying amount of assets over their fair value. Fair value was determined as the present value of estimated future cash flows expected to result from the use of the assets.

9. OTHER ASSETS

Other assets consisted of the following at December 31:

	2001	2000
Software, at cost	US$ 23,321	US$ 9,528
Accumulated depreciation	(3,031)	(1,618)
	20,290	7,910
Prepayments to suppliers	24,813	8,693
Equity investments	3,833	3,941
Other assets	1,983	2,379
	US$ 50,919	US$ 22,923

10. BANK LOANS

Bank loans consisted of the following as of December 31:

	2001	2000
Sberbank – loan to VimpelCom	US$ 66,800	US$ 66,800
Sberbank – loan to Cellular Company	1,152	–
	67,952	66,800
Less current portion	(17,852)	–
Total long-term bank loans	US$ 50,100	US$ 66,800

On January 20, 1999, Sberegatelny Bank of the Russian Federation ("Sberbank") provided VimpelCom a US$27,750, US dollar denominated, line of credit. Interest on amounts outstanding accrued at an annual rate of 16.0%. The line of credit was collateralized by common stock of VimpelCom held by an entity controlled by VimpelCom's former Chief Executive Officer. Borrowings of US$15,000 and US$5,000 under the line of credit were made on April 30, 1999 and May 31, 1999, respectively. The loan was fully repaid as of June 9, 1999.

On April 28, 2000, Sberbank provided a four year, US dollar denominated, credit line of US$80,000 to VimpelCom. The amount of the credit line was subsequently reduced to US$66,800. VimpelCom had the right to draw down the entire amount before April 28, 2001. VimpelCom has made drawings under the credit line in the total amount of US$66,800. The loan will be repaid in eight equal installments, on a quarterly basis, commencing July 10, 2002. The interest rate as at the date of signing was 13.25% per annum and is subject to change by Sberbank. As of December 31, 2001, the interest rate was 14.0% per annum.

As of December 31, 2001, assets pledged as collateral against this credit line included certain items of telecommunications equipment and buildings in Moscow owned by VimpelCom with an approximate carrying amount of US$48,743 and US$3,486, respectively (Note 6), and all of VimpelCom's shares in Bee-Line Samara, a 50%-owned affiliate of VimpelCom, and MSS Start. As of December 31, 2001, the carrying amount of equity investment in Bee-Line Samara was US$3,667. The carrying amount of net assets of MSS Start in the accompanying consolidated balance sheet as of December 31, 2001 was US$3,199.

The loan payable to Sberbank by Cellular Company denominated in US dollars bears interest of 4% per annum. The proceeds from the loan were used to open a stand-by letter of credit to secure certain liabilities of Cellular Company to Motorola Credit Corporation ("Motorola") under a lease agreement (Note 13). The balance on the letter of credit in the amount of US$1,146 was included in other current assets in the accompanying consolidated balance sheet as of December 31, 2001.

As of December 31, 2001, assets pledged as collateral against the Cellular Company loan included certain items of telecommunications equipment and buildings with an approximate carrying amount of US$712 and US$440, respectively (Note 6), and 1,450 shares of common stock in Cellular Company, representing 48% of Cellular Company's outstanding common stock. The carrying amount of net assets of Cellular Company relating to the pledged shares in the accompanying consolidated balance sheet as of December 31, 2001 was US$2,416.

11. SENIOR CONVERTIBLE NOTES

On July 28, 2000, the offering of senior convertible notes registered with the SEC raised a total of US$70,320 (net of cost of issuance of US$4,680). Unamortised balance of debt issue costs of US$3,618 and US$4,380 was included in non-current assets in the accompanying consolidated balance sheets as of December 31, 2001 and 2000, respectively.
The convertible notes will mature on July 28, 2005. Holders of the convertible notes may convert the notes into ADSs at any time after September 28, 2000 at the conversion price of US$27.0312 per ADS, subject to certain adjustments. VimpelCom is to pay cash interest on the convertible notes at the rate of 5.5% per annum from July 28, 2000, payable semi-annually on January 28 and July 28 of each . Such interest payments commenced on January 28, 2001. Unless previously converted or redeemed, VimpelCom is to repay the convertible notes at 135.41% of their principal amount, which represents a yield to maturity of 11% per annum compounded on a semi-annual basis. Amortization of discount on the notes and debt issuance costs is included in interest expense in the accompanying consolidated financial statements.

The convertible notes are redeemable by VimpelCom starting from July 28, 2003 at their accreted value, plus accrued but unpaid cash interest and any additional amounts, if the market price of the ADSs on the New York Stock Exchange exceeds 140% of the conversion price during a period of 30 consecutive trading days.

Senior convertible notes were issued by VimpelCom B.V., a wholly-owned subsidiary of VimpelCom Finance B.V., which is a wholly-owned subsidiary of VimpelCom. VimpelCom B.V. is a company with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of senior convertible notes. VimpelCom irrevocably, fully and unconditionally guaranteed VimpelCom B.V.'s obligations under the senior convertible notes, including the performance by VimpelCom B.V. of its conversion obligation.

12. EQUIPMENT FINANCING OBLIGATIONS

Agreements between KBI and Alcatel
KBI entered into an agreement with Alcatel for the purchase and installation in four phases of mobile telecommunications GSM network equipment with a total contract value of US$135,000. In order to finance the transaction, KBI and Alcatel entered into a deferred payment agreement in the aggregate principal amount of US$113,242 plus interest (the "Alcatel Agreement"). In addition, Alcatel received shares of KBI's common stock representing the remaining 12% of the outstanding capital stock of KBI after giving effect to such issuance. These shares were valued at US$21,758 in accordance with the market value of the equipment and services to be provided, adjusted for put and call options attached to the issuance. As described in Note 3, on January 3, 2000, VimpelCom purchased the 12% of KBI shares held by Alcatel for US$29,536.

The Alcatel Agreement requires interest to be paid at the US dollar LIBOR rate plus 4.0% over a period to be determined by the timing of the initiation of the four different phases of the Alcatel Agreement. Financing of the contract by Alcatel provides for repayment of Phase 1 and Phase 2 to commence no later than four years from the date of the contract. For the first phase, initiated in 1996, two annexes have been signed. The first annex related to equipment valued at US$21,758 which was contributed in kind to the charter capital of KBI. The second annex related to a delivery of equipment valued at US$21,511 under the equipment financing agreement. For the second phase, initiated in 1997, one annex was signed for equipment valued at US$47,785. For the third phase, initiated in 1998, one annex was signed for equipment valued at EURO 20,389 (US$21,485) acquired in 1999. The fourth phase, initiated in 1999, was signed for equipment valued at EURO 19,919 (US$18,356) acquired in 2000.

Repayment of amounts due under the Alcatel Agreement for the first and second phases were to begin after a grace period of three years from the date of acceptance of the related equipment and services, however, this grace period was to expire no later than May 26, 2000. Principal and interest repayments were to be made in eight semi-annual installments beginning May 27, 2000.

On May 19, 2000, KBI and Alcatel signed the fifth amendment to the deferred payment agreement (the "Fifth Amendment"). The Fifth Amendment provides for the deferral of payment of the amount of EURO 15,936 (US$13,857) in respect of future deliveries of equipment under the fourth phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The liability accrues interest at the EURO six-month EURIBOR rate plus 9%. Principal repayments were to be made in two equal installments, no later than July 5, 2001 and December 15, 2001. Interest was to be repaid on the same dates in the full amount accrued as of the respective date. The Fifth Amendment changed the initial terms of payment under the fourth phase. Under the initial terms, payments in respect of future deliveries of equipment were to be made within 30 days after the delivery of equipment. As of December 31, 2001, all the equipment under the fourth phase was delivered and the principal and accrued interest were repaid on due dates.

On May 19, 2000, KBI and Alcatel signed the sixth amendment to the deferred payment agreement (the "Sixth Amendment"). The Sixth Amendment provided for the deferral of payment of the amount of US$15,000 under the second phase of the agreement on the purchase and installation of mobile telecommunications network equipment. The initial payment date under the second phase was May 27, 2000. The new payment date under the Sixth Amendment was September 1, 2000 and the Company paid the entire amount on due date. The interest was accrued and paid for the period of May 27, 2000 through September 1, 2000 at the US dollar six-month LIBOR rate plus 6.25%.

On May 19, 2000, KBI and Alcatel signed a new agreement on the purchase and installation in two phases (fifth and sixth phases) of mobile telecommunications GSM network equipment in the total value of EURO 26,135 (US$22,970 at exchange rate as of December 31, 2001). Under the new agreement, further phases may be agreed. On May 19, 2000, an annex for the fifth phase was signed for the amount of EURO 7,135 (US$6,271 at exchange rate as of December 31, 2001). On June 30, 2000, an annex for the sixth phase was signed for the amount of EURO 19,000 (US$16,699 at exchange rate as of December 31, 2001).

On August 23, 2000, KBI and Alcatel signed the deferred payment agreement for the fifth phase. This agreement provides for the deferral of payment of the amount of EURO 5,566 (US$4,892 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the fifth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment was to become due six months after the acceptance of the related equipment, but no later than December 1, 2001. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, all the equipment was delivered under the fifth phase.

On September 7, 2000, KBI and Alcatel signed the deferred payment agreement for the sixth phase that provides for the deferral of payment of the amount of EURO 16,150 (US$14,194 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the sixth phase. This agreement was amended on January 10, 2001. The amount of deferred payments is divided in sub-phases 1, 2 and 3 in the amounts of EURO 12,828 (US$11,275 at exchange rate as of December 31, 2001), EURO 1,700 (US$1,494 at exchange rate as of December 31, 2001) and EURO 1,622 (US$1,426 at exchange rate as of December 31, 2001), respectively. The liability for sub-phases 1, 2 and 3 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. The first installments under sub-phases 1, 2 and 3 were to become due no later than October 1, 2001, November 24, 2001 and January 30, 2002, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, all the equipment was delivered under the sixth phase.

On December 20, 2000, KBI and Alcatel signed an annex for the seventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,000 (US$7,031 at exchange rate as of December 31, 2001). On December 26, 2000, KBI and Alcatel signed the deferred payment agreement for the seventh phase. This agreement provides for the deferral of payment of the amount of EURO 6,800 (US$5,977 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the seventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than February 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, all the equipment was delivered under the seventh phase.

On February 16, 2001, KBI and Alcatel signed an annex for the eighth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,769 (US$7,707 at exchange rate as of December 31, 2001). On February 16, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eighth phase. The eighth phase is divided in three sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 553 (US$486 at exchange rate as of December 31, 2001), sub-phase 2 in the amount of EURO 1,147 (US$1,008 at exchange rate as of December 31, 2001) and sub-phase 3 in the amount of EURO 5,754 (US$5,057 at exchange rate as of December 31, 2001). The liability for all the three sub-phases will accrue interest at the EURO six-month EURIBOR rate plus 3.5%. The accrual of interest for sub-phases 1, 2 and 3 will start 30 days after the delivery of the first consignment of the equipment included in sub-phases 1, 2 and 3, respectively. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase becomes due six months after the acceptance of the related equipment, but no later than February 15, April 15 and April 30, 2002 for sub-phases 1, 2 and 3, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date.

As of December 31, 2001, all the equipment was delivered under the equipment financing terms of the eighth phase.

On May 9, 2001, KBI and Alcatel signed an annex for the ninth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 (US$7,471 at exchange rate as of December 31, 2001). On May 9, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the ninth phase. The ninth phase is divided in two sub-phases with the following amounts of deferred payments: sub-phase 1 in the amount of EURO 5,525 (US$4,856 at exchange rate as of December 31, 2001) and sub-phase 2 in the amount of EURO 1,700 (US$1,494 at exchange rate as of December 31, 2001). The liability for all the three sub-phases accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments for each sub-phase are to be made in six equal and consecutive semi-annual installments. The first installment for each sub-phase becomes due six months after the acceptance of the related equipment, but no later than June 14 and June 15, 2002 for sub-phases 1 and 2, respectively. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, all the equipment was delivered under the ninth phase.

On June 22, 2001, KBI and Alcatel signed an annex for the tenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,570 (US$7,532 at exchange rate as of December 31, 2001). On June 22, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the tenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,284 (US$6,402 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the tenth phase. This agreement was amended on October 29, 2001. The amount of deferred payments is divided in sub-phases 1 and 2 in the amounts of EURO 6,946 (US$6,105 at exchange rate as of December 31, 2001) and EURO 339 (US$298 at exchange rate as of December 31, 2001), respectively. The liability for sub-phases 1 and 2 accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installments under sub-phases 1 and 2 become due six months after the acceptance of the related equipment, but no later than June 15 and July 1, 2002. Interest in respect of the liability for each sub-phase should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, the equipment in the amount of EURO 8,171 was delivered under the tenth phase.

On July 20, 2001, KBI and Alcatel signed an annex for the eleventh phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 8,500 (US$7,471 at exchange rate as of December 31, 2001). On July 20, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the eleventh phase. This agreement provides for the deferral of payment of the amount of EURO 7,225 (US$6,350 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the eleventh phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than July 15, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, all the equipment was delivered under the eleventh phase.

On September 12, 2001, KBI and Alcatel signed an annex for the twelfth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 7,417 (US$6,519 at exchange rate as of December 31, 2001). No deferral of payment under the twelfth phase was agreed between KBI and Alcatel.

On November 5, 2001, KBI and Alcatel signed an annex for the thirteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 (US$8,174 at exchange rate as of December 31, 2001). On November 5, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the thirteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 (US$6,948 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the thirteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual instalments. The first instalment becomes due six months after the acceptance of the related equipment, but no later than August 25, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, the equipment in the amount of EURO 8,150 was delivered under the thirteenth phase.

On November 12, 2001, KBI and Alcatel signed an annex for the fourteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 9,300 (US$8,174 at exchange rate as of December 31, 2001). On November 12, 2001, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fourteenth phase. This agreement provides for the deferral of payment of the amount of EURO 7,905 (US$6,948 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the fourteenth phase. The liability accrues interest at the EURO six-month EURIBOR rate plus 3.5%. Principal repayments are to be made in six equal and consecutive semi-annual instalments. The first instalment becomes due six months after the acceptance of the related equipment, but no later than August 30, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2001, the equipment in the amount of EURO 6,353 was delivered under the fourteenth phase.

During 2001, 2000, 1999 interest of US$8,013, US$8,117 and US$7,730, respectively, was accrued under all agreements between KBI and Alcatel.

Vimpelcom made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2001, telecommunication equipment received from Alcatel with the carrying amount of US$113,769 (Note 6) was pledged as collateral to secure the liability to Alcatel.

Agreements between VimpelCom-Region and Alcatel

On August 31, 2001, VimpelCom-Region and Alcatel signed a frame contract for the supply of switching, radio and other telecommunication equipment (the "Frame Contract") and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 (US$8,212 at exchange rate as of December 31, 2001).

On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 in respect of future deliveries of equipment under Indent 1. The liability will accrue interest at the EURO three-month EURIBOR rate plus 2%. Principal repayment is to be made on February 28, 2002, or can be extended until August 31, 2002, if certain conditions are met. The first interest payment shall be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments shall be made on February 28, May 31, and August 31, 2002. Interest should be repaid in the full amount accrued as of the respective date. As of December 31, 2001, the equipment in the amount of EURO 8,546 was delivered under Indent 1.

On September 21, 2001, VimpelCom-Region and Alcatel signed Indent 2 to the Frame Contract ("Indent 2") for the amount of EURO 9,000 (US$7,910 at exchange rate as of December 31, 2001). On September 21, 2001, VimpelCom-Region and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 in respect of future deliveries of equipment under Indent 2. The liability will accrue interest at the EURO three-month EURIBOR rate plus 2%. Principal repayment is to be made on March 21, 2002, or can be extended until September 21, 2002, if certain conditions are met. The first interest payment shall be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payment shall be made on March 21, June 21, and September 21, 2002. Interest should be repaid in the full amount accrued as of the respective date. As of December 31, 2001, the equipment in the amount of EURO 8,890 was delivered under Indent 2.

No payments to Alcatel in respect of Indents 1 and 2 were made by VimpelCom-Region as of December 31, 2001.

Agreements between VimpelCom-Region and Ericsson

On September 21, 2001, VimpelCom-Region and Alcatel signed pledge agreements. Under the pledge agreements, all the equipment to be received under Indents 1 and 2 is to be pledged as security for obligations under deferred payment facilities. As of December 31, 2001, the carrying amount of the pledged equipment was US$15,543 (Note 6).

On September 28, 2001, VimpelCom-Region and Ericsson signed a contract for delivery of GSM equipment for US$16,600 (the "Supply Contract"). Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2001.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a credit agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$16,600 (the "Credit Agreement"). The liability will accrue interest at the US dollar LIBOR rate plus 2% and will be repayable on December 31, 2002. VimpelCom-Region obtained financing under the Credit Agreement in January and February 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract.

The liability to Ericsson was classified as equipment financing obligation in the accompanying consolidated balance sheet as of December 31, 2001.

On December 3, 2001, VimpelCom-Region and Ericsson Credit AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract was pledged as security for obligations under the Credit Agreement. As of December 31, 2001, the carrying amount of the pledged equipment was US$16,600 (Note 6).

Amounts outstanding in connection with VimpelCom's equipment financing obligation consisted of the following at December 31:

	2001	***2000***
Alcatel (agreements with KBI):		
Supplier credit facilities	US$ 90,855	US$ 78,636
Accrued interest	1,624	626
Alcatel (agreements with VimpelCom-Region):		
Supplier credit facilities	15,334	–
Accrued interest	9	–
Ericsson (agreements with VimpelCom-Region):		
Supplier credit facilities	16,600	–
Accrued interest	64	–
	124,486	79,262
Less current portion	(68,290)	(34,721)
Total long-term equipment financing	US$ 56,196	US$ 44,541

Future payments under bank loans, senior convertible notes and supplier credit facilities are as follows:

2002	US$ 90,357
2003	69,396
2004	34,029
2005	83,891
	US$ 277,673

13. CAPITAL LEASE OBLIGATIONS

VimpelCom has entered into eight equipment supply agreements with Ericsson Radio Systems AB ("Ericsson") with respect to equipment purchases and expansion of the AMPS network with a maximum total value of US$193,600. The Ericsson agreements had sale and lease arrangements with options to purchase the equipment. Six shareholders entered into pledge agreements dated January 27, 1998. Under these pledge agreements, 13.5% of VimpelCom's outstanding shares of common stock held by these shareholders had been pledged as security against the capital lease obligations.

In connection with seven of the eight equipment supply agreements referred to above, VimpelCom entered into supply agreement assignments whereby VimpelCom assigned all its rights, title, and interest to the equipment acquired under the second, third, and fourth expansions to AB LM Ericsson Finans, and its rights, title, and interest to the equipment acquired under the fifth, sixth, seventh and eighth expansions to Ericsson Project Finance AB.

In addition, VimpelCom entered into agreements with AB LM Ericsson Finans to lease this equipment. The second, fifth, sixth, seventh and eighth expansion agreements were denominated in US dollars and the outstanding principal accrued interest at London Interbank Offered Rate ("LIBOR") plus 4.5%. The third and fourth expansion agreements were denominated in Swedish krona and the outstanding principal accrued interest at the Stockholm Interbank Offered Rate ("STIBOR") plus 4.5%.

Under these agreements, VimpelCom had various options at specified dates to purchase the leased equipment. Equipment supplied under these agreements has been accounted for as capital leases.

In January 1998, agreements between Ericsson Project Finance AB, AB LM Ericsson Finans, (collectively, "Ericsson Finance") and ING Bank N.V., a Dutch bank serving as a facility agent for a syndicate of banks, transferred ultimate collection rights under the Ericsson equipment supply agreements from Ericsson Finance to ING Bank N.V. While VimpelCom continued to make payments to Ericsson Finance, VimpelCom was subject to certain defined debt covenant restrictions, including several related to financial condition. In addition, certain of VimpelCom's assets, including cash, trade accounts receivable, and telephone line capacity, had been pledged to Ericsson Finance as collateral to the extent needed to fulfill VimpelCom's scheduled obligations in the event of default.

In July 2000, the capital lease obligation of US$53,969 and accrued interest of US$1,451 were repaid in full with the purchase of the leased equipment. The excess of the amount paid over the balance of the lease obligation and accrued interest amounted to US$1,932 and was recorded as an increase in the carrying amount of the equipment.
As of December 31, 2001, Cellular Company had obligations under lease agreements with Motorola of US$4,208. The entire amount is payable before December 31, 2002. Equipment under the lease agreements was received by Cellular Company before it was acquired by VimpelCom-Region (Note 3). Under the lease agreements, the ownership of the leased assets is to be transferred to Cellular Company after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases (Note 6).

14. SHAREHOLDERS' EQUITY

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2001, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .001 ruble per share per year, and to receive a fixed liquidation value of .005 rubles per share in the event of VimpelCom's liquidation, to the extent there are sufficient funds available. As of December 31, 2001, this liquidation preference amounted to approximately US$2.1 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016 at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion. If Eco Telecom defaults on its capital contributions to VimpelCom-Region under the agreements dated May 30, 2001 (Note 1), VimpelCom has the right to purchase, and Eco Telecom has the obligation to sell, all or a portion of the preferred stock at a purchase price of .01 rubles per share. Pursuant to contractual arrangements with VimpelCom, all shares of preferred stock are subject to transfer restrictions until the fulfillment of the agreements dated May 30, 2001 (Note 1).

On December 1, 1998, VimpelCom and Telenor signed a Share Purchase Agreement under which Telenor agreed to purchase a strategic investment interest in VimpelCom, subject to certain regulatory approvals and conditions precedent. Under the terms of the Share Purchase Agreement, Telenor agreed to acquire 8,902,201 newly-issued shares of VimpelCom's common stock which, upon full issuance, represented 25.7% of VimpelCom's total outstanding voting capital stock and 31.6% of VimpelCom's total outstanding common stock, for US$162,000, or US$18.19 per share (US$13.64 per ADS equivalent), plus interest at a rate of 4.25% per annum on unpaid amounts accruing from the date of VimpelCom shareholders' approval on January 29, 1999.

On January 29, 1999, the agreement between VimpelCom and Telenor was approved by a majority of VimpelCom's shareholders. All the required approvals from regulatory authorities and waivers of certain conditions of the agreement between VimpelCom, Ericsson Project Finance AB and AB LM Ericsson Finance were received, and the transaction was closed on May 28, 1999.

Telenor made all required payments in accordance with the Share Purchase Agreement. The last payment of US$22,741 was made on January 5, 2000, which entitled Telenor to additional voting rights and other rights of a shareholder in respect of 1,202,201 shares.

Under the agreement dated December 1, 1998, prior to the occurrence of certain transactions, VimpelCom has the right to purchase from Telenor a part of the shares previously issued to Telenor. The number of shares that could be purchased was limited by a condition that Telenor's share in VimpelCom's total outstanding voting capital stock should not become less than 25% plus one share after the call option is exercised. In December 2000, VimpelCom purchased 250,000 shares of common stock for US$4,993 from Telenor under its call option to provide for shares to support grants under VimpelCom's stock option plan (see Note 21). These shares were treated as treasury shares in the accompanying consolidated financial statements.

On June 26, 2000, VimpelCom purchased 103,239 shares of its common stock for US$5,524.

On July 28, 2000, VimpelCom completed the offering of 3,643,675 shares (4,858,233 ADSs) of its common stock registered with the SEC, which included 3,118,675 newly issued shares (4,158,233 ADSs) raising US$79,372 (net of cost of issuance of US$8,177), 421,761 shares (562,348 ADSs) purchased from a former executive officer of VimpelCom at the gross offering price and 103,239 shares of treasury stock (137,652 ADSs). The amount of US$2,666 representing the excess of the cost of acquisition of the treasury stock over the proceeds from the sales of treasury stock was deducted from retained earnings in the accompanying consolidated financial statements. In a transaction exempt from registration under Securities Act of 1933, as amended, consummated concurrently with the offering, Telenor purchased 2,400,532 ADSs at the public offering price.

On June 23, 2000, VimpelCom entered into a US$50,000 working capital bridge facility with Telenor and made drawings for the full amount of the facility. The interest rate on the facility was six-month US dollar LIBOR rate plus 3% per annum, and structuring and facility fees amounted to US$800. VimpelCom was required to repay the facility in full prior to the closing of the offering of its equity securities, and Telenor was required to use the funds received from such repayment to purchase VimpelCom's equity securities at the public offering price in transactions that were exempt from registration. The total amount of borrowings plus accrued interest of US$320 and structuring and facility fees of US$800 was repaid to Telenor on July 28, 2000. Accordingly, structuring and facility fees of US$800 were included in the cost of issuance of common stock.

As of December 31, 2001 and 2000, 2,080,926 newly issued shares (2,774,568 ADSs) of VimpelCom's common stock were held by VC Limited, a consolidated affiliate of VimpelCom. These shares were treated as treasury shares in the accompanying consolidated financial statements.

On October 8, 2001, VimpelCom purchased 3,744 shares of its common stock for US$75. On November 5, 2001, all of these shares were sold to Telenor for US$75.

On November 5, 2001, VimpelCom issued 5,150,000 shares of common stock (6,866,667 ADS) to Eco Telecom, raising US$92,197 (net of cost of issuance of US$10,803).

Each outstanding share of VimpelCom's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VimpelCom's liquidation, to receive part of VimpelCom's assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders – residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax which may be reduced or eliminated by double tax treaties. Transfers to reserves have been insignificant through December 31, 2001. As of December 31, 2001, VimpelCom's retained earnings distributable under Russian legislation were US$49,858 at the official year end exchange rate.

As of December 31, 2001, the amount of consolidated retained earnings of VimpelCom represented by undistributed earnings of companies which are accounted for using the equity method was US$3,638.

15. ISSUE OF SHARES OF PREFERRED STOCK IN VIMPELCOM-REGION

On December 3, 2001, VimpelCom-Region sold to Eco Telecom 1,323 newly issued shares of convertible voting preferred stock of VimpelCom-Region for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of .01 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VimpelCom-Region's liquidation, to the extent there are sufficient funds available. As of December 31, 2001, this liquidation preference amounted to approximately US$0.9 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements dated May 30, 2001 (Note 1), the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VimpelCom-Region in order to maintain certain percentage of the parties in the voting capital stock of VimpelCom-Region. Upon the fulfillment of the agreements dated May 30, 2001 (Note 1), the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40. Issued and outstanding common stock of VimpelCom-Region comprised 3,969 shares as of December 31, 2001. Before December 3, 2001, VimpelCom-Region was a wholly-owned subsidiary of VimpelCom. After consummation of these transactions on December 3, 2001, VimpelCom and Eco Telecom owned 99.97% and 0.03%, respectively, of VimpelCom-Region's outstanding common stock, and 75% minus one share and 25% plus one share, respectively, of VimpelCom-Region's outstanding voting capital stock.

16. INCOME TAXES

The Russian Federation was the only tax jurisdiction in which VimpelCom's income was subject to taxation.

On March 31, 1999, the Profits tax law was amended to enact a change in the statutory tax rate from 35% to 30% effective 1 April 1999. On August 5, 2000, the Profits tax law was amended to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of the city of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001.

On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.

Income tax expense (benefit) consisted of the following for the years ended December 31:

	2001	2000	1999
Current income taxes	US$ 28,509	US$ 1,333	US$ 1,356
Deferred taxes	(9,970)	(15,676)	(6,920)
	US$ 18,539	US$ (14,343)	US$ (5,564)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the statutory tax rates of 30% (from April 1, 1999 through December 31, 2000) and 35% (from January 1, 1999 through March 31, 1999, and from January 1, 2001 through December 31, 2001) for the years ended December 31 is as follows:

	2001	2000	1999
Income tax expense (benefit) computed on income before taxes at statutory tax rate	US$ 23,046	US$ (27,630)	US$ (13,600)
Effect of investment incentive deductions	(16,460)	(1,472)	(885)
Effect of non-deductible expenses and other permanent differences	16,460	13,152	15,216
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	1,289	(1,052)	(725)
Effect of changes in tax rate	(5,796)	2,659	(5,570)
Income tax expense (benefit) reported in accompanying consolidated financial statements	US$ 18,539	US$ (14,343)	US$ (5,564)

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the tax basis of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2001	2000
Deferred tax assets:		
Accrued operating and interest expenses	US$ 15,587	US$ 16,895
Deferred revenue	3,778	3,010
Loss carry-forwards	6,114	5,479
	25,479	25,384
Valuation allowance	(6,768)	(5,479)
	18,711	19,905
Deferred tax liabilities:		
Revenue accrual, net of bad debts	9,771	8,593
Non-current assets	18,214	29,922
	27,985	38,515
Net deferred tax liabilities	9,274	18,610
Add current deferred tax assets	8,940	11,312
Total long-term net deferred tax liability	US$ 18,214	US$ 29,922

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

For Russian income tax purposes, VimpelCom has accumulated tax losses incurred in 1998, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the rouble. As of December 31, 2001, for Russian income tax purposes, the Company had tax losses available to carry forward of approximately $25,476 expiring on December 31, 2008.

17. VALUATION AND QUALIFYING ACCOUNTS

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2001, 2000 and 1999:

Balance as of December 31, 1998	13,010
Provision for bad debts	21,414
Accounts receivable written off	(26,740)
Foreign exchange gain	(1,774)
Balance as of December 31, 1999	5,910
Provision for bad debts	21,778
Accounts receivable written off	(20,709)
Balance as of December 31, 2000	6,979
Provision for bad debts	16,088
Accounts receivable written off	(14,469)
Balance as of December 31, 2001	US$ 8,598

The provision for bad debts included in the accompanying consolidated statements of operations is net of related value-added taxes of US$2,682, US$3,630 and US$3,569 for the years ended December 31, 2001, 2000 and 1999, respectively.

18. RELATED PARTY TRANSACTIONS

Transactions between VimpelCom and its related parties, except for the transactions described below, consist primarily of services from the related parties and loans to them, which are not material to the financial results of VimpelCom.

Balances due from related parties, which are equity investees, except for Telenor Russia AS, which is not an equity investee, consisted of the following as of December 31:

	2001	***2000***
Bee-Line Samara	US$ –	US$31
LLC Restline	–	422
Closed Joint Stock Company Variant Inform	–	416
N-Tecs	–	203
Telenor Russia AS	940	–
Others	11	151
	US$ 951	US$ 1,223

The amount due from Telenor Russia AS, a company registered in Norway, a subsidiary of Telenor AS, represents advances issued under the contract for supply of computer hardware and software.

On April 1, 1999, VimpelCom and Telenor Russia AS signed a Service Obligation Agreement ("Telenor Service Obligation Agreement"). Total expense in respect of management fees under the Telenor Service Obligation Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2001, 2000 and 1999 amounted to US$525, US$672 and US$489, respectively. As of December 31, 2001 and 2000, the liability to Telenor amounted to US$340 and US$305, respectively.

On June 30, 2000, the Board of Directors of VimpelCom approved a transaction with one of executive officers of VimpelCom (the "Executive Officer"). According to the agreement, VimpelCom was obliged to pay remuneration to the Executive Officer for the pledge of shares of VimpelCom's common stock as a collateral for borrowings under the credit line from Sberbank. The remuneration was calculated as 2% of the outstanding amount of borrowings under the credit line. Total remuneration accrued and included in interest expense in the accompanying consolidated statements of operations for the years ended December 31, 2001 and 2000 was US$171 and US$1,119, respectively. The remuneration was paid to Executive Officer in two installments, in February and July 2001. In 2001, the shares of VimpelCom's common stock were released from the pledge.

On July 6, 2000, VimpelCom and AXF Consulting LLC, a US company controlled by a director of VimpelCom, signed a Service

Obligation Agreement, with an amendment concluded in May 2001. In October 2001, AXF Consulting LLC changed its name to FinMark Strategy Partners LLC ("FinMark"). In accordance with the Service Obligation Agreement, FinMark provides advising and consulting services to VimpelCom. The total cost in respect of the Service Obligation Agreement recorded in the accompanying consolidated financial statements for the years ended December 31, 2001 and 2000 amounted to US$1,288 and US$804, respectively. As of December 31, 2001 and 2000, the liability to FinMark was US$181 and US$323, respectively. In accordance with an agreement between VimpelCom and FinMark, VimpelCom will pay a fixed service fee to FinMark until December 31, 2003. The amount of the fee is US$575 per annum, net of all applicable taxes.

If the personnel accepted under the agreement ceases to have the status as a director of the Board of VimpelCom, then VimpelCom will have the right to suspend the services under the agreement and withhold a pro rata portion of the annual fee.

19. EARNINGS PER SHARE

Net income (loss) per common share for all periods presented has been determined in accordance with SFAS No. 128, "Earnings per Share", by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Net income (loss) per share of common stock has been adjusted by a factor of 1.33 to determine net income per ADS equivalent as each ADS is equivalent to three-quarters of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31		
	2001	***2000***	***1999***
	(In thousands, except per share amounts)		
Numerator:			
Net income (loss)	US$ 47,301	US$ (77,801)	US$ (39,596)
Denominator:			
Denominator for basic earnings per share – weighted average shares	33,642	30,264	23,181
Effect of dilutive securities – convertible preferred stock	6,426	–	–
Denominator for diluted earnings per share – assumed conversions	40,068	30,264	23,181
Basic net income (loss) per common share	1.41	(2.57)	(1.71)
Diluted net income (loss) per common share	1.18	(2.57)	(1.71)

Senior convertible notes and employee stock options were not included in the computation of earnings per share assuming dilution because they would not have a dilutive effect for the periods presented in the accompanying consolidated financial statements.

20. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation.

Management decided to organize the enterprise based on geographical areas. Management analyses the reportable segments separately because of different economic environments and stages of development of markets of wireless telecommunications services in different geographical areas, requiring different investment and marketing strategies. The Moscow license area represents a more developed market for VimpelCom's services compared to the Regions.

The Board of Directors and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom's consolidated financial statements and, accordingly, are reported on the same basis herein.

Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, as discussed in Note 2.

The Regions were identified as a reportable segment in the year ended December 31, 2001 due to the quantitative thresholds established in SFAS No. 131. Financial information by reportable segment for the year ended December 31, 2001, and comparative information for the year ended December 31, 2000 are presented in the following tables. In the year ended December 31, 1999, operations in the Regions were not material.

	Year ended December 31, 2001		
	Moscow License Area	**Regions**	**Total**
Total operating revenues from external customers	US$ 416,936	US$ 10,960	US$427,896
Total intersegment revenues	3,451	1,013	4,464
Impairment of long-lived assets	–	–	–
Depreciation and amortization	59,266	2,104	61,370
Operating income (loss)	94,363	(6,695)	87,668
Interest income	5,731	2	5,733
Interest expense	26,528	337	26,865
Income (loss) before income taxes and minority interest	73,273	(7,089)	66,184
Income tax expense (benefit)	18,629	(90)	18,539
Net income (loss)	55,049	(6,981)	48,068
Segment assets	888,753	162,106	1,050,859
Expenditures for long-lived assets	165,926	101,739	267,665

	Year ended December 31, 2000		
	Moscow License Area	**Regions**	**Total**
Total operating revenues from external customers	US$ 285,437	US$ 236	US$ 285,673
Total intersegment revenues	154	–	154
Impairment of long-lived assets	66,467	–	66,467
Depreciation and amortization	60,021	1	60,022
Operating income (loss)	(73,477)	(2,087)	(75,564)
Interest income	4,039	–	4,039
Interest expense	21,089	–	21,089
Income (loss) before income taxes and minority interest	(91,071)	(2,095)	(93,166)
Income tax expense (benefit)	(14,343)	–	(14,343)
Net income (loss)	(77,000)	(2,095)	(79,095)
Segment assets	701,050	4,069	705,119
Expenditures for long-lived assets	105,018	3,589	108,607

A reconciliation of VimpelCom's total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2001	**2000**
Total operating revenues from external customers for reportable segments	US$ 427,896	US$ 285,673
Total intersegment revenues for reportable segments	4,464	154
Elimination of intersegment revenues	(4,464)	(154)
Total consolidated operating revenues	US$ 427,896	US$ 285,673

Net income (loss)

	2001	**2000**
Total net income (loss) for reportable segments	US$ 48,068	US$ (79,053)
Elimination of intersegment net income (loss)	(767)	1,252
Net income (loss)	US$ 47,301	US$ (77,801)

Assets	**December 31, 2001**	**December 31, 2000**
Total assets for reportable segments	US$ 1,050,859	US$ 705,119
Elimination of intercompany receivables	(125,053)	(4,804)
Total consolidated assets	US$ 925,806	US$ 700,315

Other significant items:

	Year ended December 31, 2001		
	Segment Totals	**Adjustments**	**Consolidated Totals**
Impairment of long-lived assets	US$ –	US$ –	US$ –
Depreciation and amortization	61,370	(64)	61,306
Operating income	87,668	(518)	87,150
Interest income	5,733	–	5,733
Interest expense	26,865	–	26,865
Income before income taxes and minority interest	66,184	(337)	65,847
Income tax expense	18,539	–	18,539
Expenditures for long-lived assets	267,665	(12,656)	255,009

	Year ended December 31, 2000		
	Segment Totals	**Adjustments**	**Consolidated Totals**
Impairment of long-lived assets	US$ 66,467	US$ –	US$ 66,467
Depreciation and amortization	60,022	–	60,022
Operating income	75,564	(1,068)	74,496
Interest income	4,039	–	4,039
Interest expense	21,089	–	21,089
Income before income taxes and minority interest	93,166	(1,067)	92,099
Income tax expense	14,343	–	14,343
Expenditures for long-lived assets	108,607	882	109,489

21. STOCK OPTION PLAN

VimpelCom's 2000 Stock Option Plan adopted on December 20, 2000 authorized the grant of options to management personnel for up to 250,000 shares of VimpelCom's common stock. The following table summarizes the activity for the plan.

	Number of Options	
	2001	**2000**
Options outstanding, beginning of year	231,375	–
Options granted	28,500	231,375
Options forfeited	(15,750)	–
Options outstanding, end of year	244,125	231,375
Options exercisable, end of year	137,813	–

No options expired in the years ended December 31, 2001 and 2000. The exercise price for all the options granted is US$23.60 per share (US$17.70 per ADS equivalent). No compensation expense was recognized, because the exercise price of VimpelCom's employee stock options exceeded the market price of the underlying stock on the dates of grant. The weighted average grant-date fair value of options granted during the years ended December 31, 2001 and 2000 were US$11.63 (US$8.72 per ADS equivalent) and US$13.36 (US$10.02 per ADS equivalent), respectively.

The options granted vest at varying rates over one to three year periods. If certain events provided for in 2000 Stock Option Plan occur, the vesting period for certain employees is accelerated.

All the options granted expire in December 2004. VimpelCom can accelerate the expiration date. As of December 31, 2001, the weighted average contractual life of outstanding options was three years. VimpelCom recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over two to three year periods.

Pro forma information regarding net income (loss) and net income (loss) per common share is required by SFAS No. 123, and has been determined as if VimpelCom has accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the dates of grant using a Black-Scholes option pricing model with the following weighted-average assumptions.

	2001	2000
Risk-free interest rate	3.1%	4.3%
Expected dividends yield	0.0%	0.0%
Volatility factor of expected market price of VimpelCom's common stock	1.070	1.172
Weighted average expected life of the options (years)	2.0	2.3

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because VimpelCom's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The effects of applying SFAS No. 123 for providing the following pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years. VimpelCom's pro forma information for the years ended December 31 follows (in thousands except per share information):

	2001	2000
Pro forma net income (loss)	US$ 45,938	US$ (77,843)
Pro forma basic net income (loss) per common share	US$ 1.37	US$ (2.57)
Pro forma diluted net income (loss) per common share	US$ 1.15	US$ (2.57)

22. CONTINGENCIES

The Russian economy displays emerging market characteristics. These characteristics include high inflation, lack of liquidity in the capital markets, and the existence of currency controls that causes the national currency to be illiquid outside of the Russian Federation. The success and stability of the Russian Federation's economy will be significantly impacted by the government's actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2001 and previous years which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management's best estimate.

As of December 31, 2001, VimpelCom does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.
In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on VimpelCom could have a significant impact on the VimpelCom's ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

VimpelCom's ability to generate revenues in Moscow and the Moscow region is dependent upon the operation of the wireless telecommunications networks under its licenses. VimpelCom's AMPS/D-AMPS license to operate in the Moscow license area expires in November 2007, while the GSM license for the Moscow license area expires in April 2008. Resolution No. 642, dated June 5, 1994, of the Government of the Russian Federation defines the circumstances under which a license may be revoked. Under this resolution, grounds for termination are both broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

VimpelCom is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment. Similarly, there is only a small number of telephone line capacity suppliers in Moscow. In the year ended December 31, 2001, VimpelCom purchases telephone line capacity primarily from two suppliers: Teleross and Digital Telephone Networks.

VimpelCom's AMPS licenses to operate wireless networks in the regions (not including Moscow and the Moscow region) include a condition to make non-returnable contributions to the development of the public switched telecommunications network of the Russian Federation. The amount of contribution is unspecified and will be agreed with or determined by the respective local administrations. VimpelCom has made no significant payments and it is not possible to determine the amount that will eventually become payable.

23. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth selected highlights for each of the fiscal quarters during the years ended December 31, 2001 and 2000 (US dollars in thousands, except per share data):

	March 31	June 30	Sept. 30	Dec. 31	Year
2001					
Net operating revenues	US$ 79,743	US$ 94,679	US$ 114,098	US$ 134,082	US$ 422,602
Impairment of long-lived assets	–	–	–	–	–
Operating income	13,981	20,643	25,459	27,067	87,150
Net income	5,126	9,414	13,915	18,846	47,301
Net income per common share – basic	0.16	0.29	0.42	0.52	1.41
Net income per common share – diluted	0.13	0.24	0.35	0.44	1.18
2000					
Net operating revenues	US$ 62,975	US$ 65,613	US$ 70,716	US$ 74,832	US$ 274,136
Impairment of long-lived assets	–	–	–	(66,467)	(66,467)
Operating loss	(2,800)	(1,469)	(918)	(69,309)	(74,496)
Net loss	(11,833)	(6,666)	(5,875)	(53,427)	(77,801)
Net loss per common share – basic	(0.42)	(0.24)	(0.19)	(1.62)	(2.57)
Net loss per common share – diluted	(0.42)	(0.24)	(0.19)	(1.62)	(2.57)

24. SUBSEQUENT EVENTS

Equipment Financing Agreements

On January 8, 2002, KBI and Alcatel signed an annex for the fifteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 14,190 (US$12,472 at exchange rate as of December 31, 2001). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the fifteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,061 (US$10,600 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the fifteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9%. The accrual of interest will start 30 days after the delivery of the first consignment of the equipment. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than October 31, 2002. Interest should be repaid on the same dates in the full amount accrued as of the respective date.

On January 8, 2002, KBI and Alcatel signed an annex for the sixteenth phase of the purchase and installation of mobile telecommunications GSM network equipment for the amount of EURO 15,040 (US$13,219 at exchange rate as of December 31, 2001). On January 8, 2002, KBI and Alcatel signed the deferred payment agreement in respect of future deliveries of equipment under the sixteenth phase. This agreement provides for the deferral of payment of the amount of EURO 12,784 (US$11,236 at exchange rate as of December 31, 2001) in respect of future deliveries of equipment under the sixteenth phase. The liability will accrue interest at the EURO six-month EURIBOR rate plus 2.9 %. The accrual of interest will start 30 days after the delivery of the first consignment of the equipment. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment becomes due six months after the acceptance of the related equipment, but no later than January 10, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date.

Purchase of Shares in Cellular Company

In February 2002, VimpelCom-Region acquired 5% of Cellular Company's common stock, which VimpelCom-Region did not previously own, for US$227. The fair market value of 5% of the net assets of Cellular Company approximated the cost of acquisition.

Design Agey Tomesh

VimpelCom
10, 8 Marta Street
Moscow, Russia 125083
Tel: +7 (095) 974 5888
Fax: +7 (095) 721 0017

ВымпелКом
125083 Россия, Москва
ул. 8 Марта, 10
Тел: +7 (095) 974 5888
Факс: +7 (095) 721 0017

www.vimpelcom.com

www.beeline.ru
www.beelinegsm.ru
www.beeplus.ru
www.beeonline.ru